FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the <u>Securities Exchange Act of
1934</u>**

March 12, 2002

SMITH & NEPHEW plc
(Registrant's name)

**Heron House
15 Adam Street
London, England WCN 6LA**
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✔ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

Yes __ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- *n/a*.

Total Pages: 54



Notice of Annual General Meeting

Contents:

» Letter to Shareholders

Notice of Annual General Meeting

Notes

Appendix

Annual Report and Accounts 2001

Letter to Shareholders

27 February 2002

Dear Shareholder,

Annual General Meeting 2002
The Annual General Meeting of the Company is to be held on Wednesday 3 A
2002, at the Institute of Mechanical Engineers, One Birdcage Walk, London,
SW1H 9JJ [View location map]. The meeting will commence at 10.30 am and
coffee will be served beforehand from 9.30 am onwards.

The formal Notice of the meeting and the resolutions to be proposed are set ou
pages 2 and 3 of this document. An explanation of the business to be conducte
the meeting including details of the new Articles of Association and the propos
employee sharesave plans is to be found on page 3 onwards.

The Company annually invites UK employees to apply for savings-related shar
options under a scheme approved by the Inland Revenue in 1985. To take acc
of changes in market practice since 1985 the directors now seek your approval
the replacement of the existing scheme with The Smith & Nephew Sharesave
(2002). Your directors also wish to replace the existing Smith & Nephew Overs
Employee Share Option Plan, approved by shareholders in 1990, with The Smi
& Nephew International Sharesave Plan (2002), which will enable employees
outside the UK to apply for savings-related share options on broadly similar ter
to those in the UK.

The adoption of new Articles of Association is designed to bring the Company's
Articles into line with modern best practice and to consolidate the effect of rele
changes in legislation. Copies of the proposed Articles of Association are avail
from the Company, or at the offices of our advisors, Pinsent Curtis Biddle, at th
address specified on page 3 of this document.

I look forward to seeing as many of you as possible at the Annual General
Meeting.

Yours sincerely,

Dudley Eustace
Chairman

ne

About us - Businesses - Investors - Ne

You have access to more information from the following sources:

Board/GEC biographies
For further biographies, visit.
www.smith-nephew.com/about/personnel.html

Presentations
For Chief Executive and other senior management presentations to analysts and shareholders, visit:
www.smith-nephew.com/investors/archive.html

You are here:
Annual Report and Accounts

Content

Financial highlights
Chairman's statement
Chief Executive's statement
Board and GEC
Corporate social responsibility
Corporate governance
Remuneration report
Financial review
Directors' responsibilities
Auditors' report
Group profit and loss account
Group balance sheet
Group cash flow
Statement of gains and losses
Movement in shareholders' funds
Parent company balance sheet
Accounting policies
Notes to accounts
Group five year summary
Information for shareholders

Available as a printed document or online at:
www.smith-nephew.com/investors/annualreport2001

Sustainability report
For further information on sustainability and to access our report, visit:
www.smith-nephew.com/sustainability/sustain_home.html

Shareholder information
For further up-to-date shareholder information, visit. www.smith-nephew.com/investors/shareinfo.html
For up-to-minute share price information, visit: www.smith-nephew.com/investors/financial_data.html
For press releases and latest business information, visit:
www.smith-nephew.com/news/index.jsp

Smith & Nephew plc
15 Adam Street
London WC2N 6LA
www.smith-nephew.com

Smith+Nephew
First Choice in Medical Devices

Momentum

Annual Report and Accounts 2001

Our momentum is being driven by:

Financial highlights

	2001 £ million	2000 £ million
Turnover	1,081.7	1,134.7
Profit before taxation:		
before exceptional items	170.5	172.0
after exceptional items	193.6	265.2
Adjusted basic earnings per share	12.83p	11.52p
Basic earnings per share	14.07p	20.07p
Dividends per share	4.65p	4.5p

Contents

Directors' report
01 **Financial highlights**
02 **Chairman's statement**
04 **Chief Executive's statement**
10 **Board and Group Executive Committee**
12 **Corporate social responsibility**
13 **Corporate governance**
14 **Remuneration report**
17 **Financial review**

Accounts
19 **Directors' responsibilities for the accounts and auditors' report**
20 **Group profit and loss account**
21 **Group balance sheet**
22 **Group cash flow**
23 **Statement of gains and losses**
23 **Movements in shareholders' funds**
24 **Parent company balance sheet**

Designed and produced by BamberForsyth:Fitch.
Printed by CTD Capita. Board photography by Sven Seiffert.

···➤ global sales teams;
···➤ bringing global products to market faster;
···➤ rapid acquisition integration;
···➤ improving profit margins.



1,048 1,053 1,120 1,135 1,082
758 773 859
1997 1998 1999 2000 2001

Group turnover/Continuing sales
£ million



15.7 14.6 15.0 15.8 16.2
1997 1998 1999 2000 2001

Group margins %
before exceptional items



11.00 9.58 10.72 11.52 12.83
1997 1998 1999 2000 2001

Adjusted earnings per share
Pence

25 **Accounting policies**
26 **Notes to the accounts**
45 **Subsidiary and associated undertakings**
46 Group five year summary
48 Information for shareholders

Where this icon appears, more information can be found at an alternative source. For more detailed financial information visit www.smith-nephew.com/investors/profile.html


134
100
79
02.01.01
31.12.01
Smith & Nephew
FTSE 100

Share price movement
%

Delivering increased shareholder value

Chairman's statement

In 2001 we completed Smith & Nephew's transformation into an advanced medical devices company. More importantly, we ensured that it has the momentum to achieve our mid-teens underlying Earnings Per Share growth target.

Our three major global businesses – Orthopaedics, Endoscopy and Advanced Wound Management – all improved their sales and profit performance, and BSN Medical, our joint venture with Beiersdorf, has traded successfully since its formation on 1 April.

We continued to supplement organic growth with two focused acquisitions – Beiersdorf's advanced wound management business and Acticoat, a specialist silver-based dressing for burns and chronic wounds – and a number of technology partnerships. Dermagraft, our tissue-engineered skin for the treatment of diabetic foot ulcers, was cleared by the FDA for marketing in the US.

We disposed of our ear, nose and throat business in the middle of the year. The rehabilitation industry is consolidating and we have received approaches about our business in this market and are reconsidering its future.

Financial performance and dividend

In view of the substantial restructuring of the last two years, meaningful year-on-year comparisons focus on our ongoing businesses. Sales in these four businesses rose strongly at 13% due to our innovative products and an expanded sales team. This was augmented by acquisitions and currency, which added a further 8% to ongoing sales growth. The operating margin of the ongoing operations was 17%, a slight decline on 2000. Underlying margin improvement was again in excess of 1% of sales, but this year was offset by divestment dissynergies and adverse transactional currency.



JAX
A new synthetic bone graft material for the replacement of bone in a void.



Dyonics Control RF
An innovative surgical cutting technology using radio frequency.

Recognition by investors of the strength of the group's businesses has seen the price earnings ratio of the company's shares increase from 27 at the end of 2000 to 32 at the end of 2001. Combined with an underlying 15% increase in EPS, the share price increased 34% in the year.

In June we were delighted to re-enter the FTSE 100 after a four year absence. Last year we expressed the view that shareholder returns should primarily arise from share price increase and that the proportion of profits retained in the business to fund this future growth should increase. In line with this policy, the final dividend is 2.90p per share – making a total for the year of 4.65p (4.50p in 2000).

People

Throughout our markets customers depend on our people for their expertise in helping to provide the means to heal patients. We are grateful for their energy, dedication and creativity; and we invest significantly in their training and development.

We offer our sincere condolences to the family of Don DiTullio, a US employee who died in the terrorist attacks on the World Trade Centre. And we salute the many employees who gave time and effort to deliver donated emergency supplies of our products in the aftermath.

Board

We welcome two new non-executive directors to the board at the beginning of March. Pam Kirby is Chief Executive Officer of Quintiles Transnational Corporation and brings extensive knowledge of pharmaceutical and biotechnology marketing. Brian Larcombe is Chief Executive of 3i, the international venture capital group, whose experience is across the UK and international financial community. They replace Sir Anthony Cleaver and Sir Brian Pearse, who retire at the end of February after nine years' distinguished service. We thank them both for their valuable contribution to the development of the company.

Outlook

Our chosen markets are strong and growing robustly. People are living longer and remaining more active and there is growing demand for products that repair bone, dermal and soft tissue better and faster. We are well positioned to benefit from this demand by developing easier to use, more efficient products that bring noticeable benefits to patients and healthcare providers.

We continue to invest in our businesses by increasing sales team strength, adding manufacturing capacity and enhancing new product development to generate vigorous organic growth. We will also acquire businesses or technologies which strengthen our long-term prospects.

We intend to maintain the momentum we have developed since completing our strategic restructuring and believe we are well placed to achieve our mid-teens underlying EPS growth target.

Dudley Eustace
Chairman



Rehabilitation 8%
Orthopaedics 39%
Advanced wound management 28%
Endoscopy 25%

Product markets %
Sales from ongoing operations

Building momentum from a transformed business

Chief Executive's statement

In 2001 we reaped the benefits of radical change. The group completed its strategic restructuring programme in the spring and is now firmly focused on advanced medical devices in the higher-growth sectors of the global healthcare markets.

We invested substantially in two essential growth drivers: strong and experienced sales teams and an expanding portfolio of innovative products. We will continue to develop both of these.

Our markets show robust growth. We expect to maintain our growth momentum – because our new products aim to reduce the overall cost of healthcare as well as deliver clinical benefits.

We are intent on growth because we believe it is the best way to deliver sustained shareholder returns. In 2001 we increased ongoing sales by an underlying 13%, building on a prior-year increase of 9%. Overall market growth was around 9%. In the US, which accounts for over half of our business, we grew underlying sales by some 13%.

We improved underlying margins in 2001 and we aim to raise margins further through operational performance and product mix going forward. However, we will continue to invest in our sales teams, product development and manufacturing capacity.

Visit www.smith-nephew.com/businesses/index.html for more information about our businesses


Africa, Asia & Australasia 14%
UK 9%
Continental Europe 20%
America 57%

Geographic markets %
Sales from ongoing operations



Exogen 2000
Ultrasound device with a smaller functional head to allow better access to fracture sites.

Ongoing sales increase 21%

Major businesses show strong growth
Our three main businesses all performed strongly and are demonstrating real momentum.

Orthopaedic sales rose by an underlying 18%. This was almost twice the market average, maintaining our position as one of the fastest-growing orthopaedic companies. Reconstructive implant sales grew 22%, helped by surgeons' very positive response to our new oxidised zirconium knees, our strongly patented longer-lasting implant material. Trauma grew 12%, revitalised by the new TriGen nailing system. We also obtained US reimbursement coding for Supartz, an injection to relieve knee joint pain.

Endoscopy sales grew at an underlying 11%, compared with 6% market growth. The previous year's acquisition of the specialist shoulder business of Orthopaedic Biosystems Ltd, Inc., brought total growth to 14%. Knee ligament repair was a key growth area, with sales up 15%. Expansion into new procedures was led by TriVex, our system for varicose vein surgery. Some 15% of revenue came from new products. Significant innovations included an improved suture repair system for damaged meniscus, a radio frequency surgical cutting system and the first in a range of digital cameras to meet growing demand for information capture in the operating room.

In a year of significant change, Wound Management, the world leader in the advanced treatment for hard to heal wounds, effectively integrated two acquisitions, Beiersdorf advanced wound care products and the Acticoat silver dressing for burns and infected wounds from Westaim. The second phase of our acquisition of Collagenase, the world leading wound cleansing product, was completed during the year. Our more traditional woundcare business was transferred to the new BSN Medical joint venture with Beiersdorf. Underlying sales growth was 11%, augmented by a further 18% from acquisitions made in the year. With our partner Advanced Tissue Sciences, we received FDA approval in the US for Dermagraft, our diabetic foot ulcer treatment, and a preliminary reimbursement coding which will become effective in 2002.

We set out a year ago to establish if our rehabilitation business could be repositioned to achieve the global status and higher sales growth expected of the businesses that form Smith & Nephew. Sales grew by an underlying 6% and progress was made in the newly targeted physiotherapy market. However, it is clear that we are not going to be able to grow this business at the pace and to the size required by the group. The rehabilitation industry is consolidating and we have received approaches expressing an interest in the business. We are therefore taking time to reconsider the future of Rehabilitation within Smith & Nephew.

06
Business overview



Oxinium knee implant made from oxidised zirconium, the first new material in the sector in 15 years. We have strongly patented the use of this material, which reduces wear of the joint, and consequently can last longer.



Cutinova Hydro has a unique mode of action which selectively absorbs water leaving essential growth factors and other proteins in the wound bed.

Our business	Served markets and growth in 2001
Orthopaedics A comprehensive highly advanced range of orthopaedic implant and trauma products. Sales £399m. → Implants for hips, knees and shoulders → Trauma products for severely broken bones utilising internal and external fixation methods → Clinical therapies including ultrasound bone healing devices and joint pain therapy	World market value Growth: +10% **£5.2bn** Market position **7th→6th**
Endoscopy Industry leader in the development and commercialisation of arthroscopic surgery products and techniques. Sales £253m. → Access – Fluid management and insufflation products for surgical access → Visualisation – Digital video (DV) output cameras, digital image capture, scopes, light sources and monitors to visualise surgery → Resection – State-of-the-art radio frequency wands, mechanical blades and hand instruments → Repair – Specialised instruments and fixation materials to repair damaged tissue	World market value Growth: +6% **£3.5bn** Market position (arthroscopy) **1st**
Advanced wound management Advanced treatment for hard to heal wounds offering a complete range of products from initial wound bed preparation through to successful wound closure. These products are targeted particularly at wounds connected with the elderly. Sales £286m. → Pressure ulcers → Venous leg ulcers → Diabetic foot ulcers → Serious burns	World market value Growth: +13% **£1.3bn** Market position **1st**
Rehabilitation The provision of devices and services to physiotherapists and occupational therapists to help patients recover from surgery or from a stroke. Sales £75m.	World market value Growth: +3% **£0.75bn** Market position **1st**



Allevyn Adhesive advanced wound dressing, in a new shape which better conforms to body contours making it even more comfortable for the patient.

What is driving market growth	Our achievements in 2001	Key new products and developments in 2001
→ Increasing numbers of elderly people living longer → Expectation of better quality of life → New, longer-lasting materials technology → Demand for less invasive procedures → Patient knowledge due to the Internet and media	→ Grew sales 18%* → Expanded global sales team by 23% → Revitalised our trauma sales → Began expansion of manufacturing capacity → Identified new high growth areas of our market to sustain our business in the future	→ Oxidised Zirconium (newly branded as Oxinium) for knees → XLPE – cross-linked polyethylene for hips → JAX, a synthetic bone grafting material → Introduced Supartz joint fluid treatment into the US
→ Increasing numbers of sports injuries → Longer and more active lifestyles → Desire for minimally invasive procedures → Innovative technological developments → Need for cost-effective procedures	→ Grew sales 14%** → Strengthened No 1 position in arthroscopy → Strong growth in knee and shoulder repair → 15% of sales from new products → Increased surgeon training by 31% → Successful integration of OBL shoulder acquisition	→ FasT-Fix meniscal repair system → Radio frequency surgical cutting system → BioRCI – HA hydroxylapatite loaded bioabsorbable screw for ligament repair → New camera system with digital video (DV) output → New digital image management system
→ More elderly people living longer → More clinically advanced methods of healing wounds → Therapies that reduce nursing time and speed recovery cost efficiently → ⅔ of global market still to be converted to advanced wound healing	→ Grew sales 29%** → World leader in advanced woundcare → Integrated advanced wound management business of Beiersdorf → Integrated Acticoat silver dressing product → Divested traditional woundcare to BSN Medical joint venture → Dermagraft FDA approval	→ Cutinova Hydro – a new hydro-selective dressing → Global roll-out of Acticoat silver dressing → Integration of Collagenase range in Italy and Spain → Dermagraft launch preparation in the US → Launched improved Allevyn Adhesive dressing
→ Patients need to recover from surgery more quickly → Healthcare providers and insurers need to utilise in-patient facilities more efficiently → Growing requirements of physiotherapists for more technologically advanced products	→ Grew sales 6%* → Sales team expanded by 14% to include physiotherapy specialists. → Improved product sourcing delivered cost benefits → Product focus on muscle reconditioning and pain management	→ Centura continuous passive motion exerciser for the shoulder → Alexa bone density analyser → IontoPatch drug delivery system for pain management

*On an underlying basis
**Including acquisitions



FasT-Fix is the first meniscal repair technique to combine the ease of use from repair implants with the strength of a suture repair.

Reflection Roughcoat hip cup with special surface to encourage bone bonding.







Acticoat
Antimicrobial silver-based dressing for the treatment and prevention of infection in burns and chronic wounds.

TriGen TAN
An intramedullary nailing system which simplifies the surgical approach to long bone fractures.

Chief Executive's statement continued

Boosting the critical growth drivers

Our continued strong growth will be sustained by an effective sales effort and a constantly refreshed pipeline of new products.

Our sales teams are highly trained and experienced people who can demonstrate the benefits of our products to busy clinicians – and relay feedback to guide our product development teams working on longer-lasting materials and less invasive procedures. During the year we increased the sales strength in all our main businesses. In our top ten countries, the Orthopaedic sales team grew by 23%; the Endoscopy sales team grew 13% with a specialist team supporting new surgical procedures. Wound Management increased its sales team by 18%, expanding our presence in a market where some two thirds yet remain to be converted to advanced wound healing treatments. The Rehabilitation sales team increased 14%.

In 2001 we launched significant new products in each business, many offering innovative features, new and longer-lasting materials, faster healing rates, or less invasive procedures. Products launched or acquired in the past three years account for some 15% of our sales. Information about key new products is to be found in the table on pages 6 and 7.

Our longer-term research strategy focuses on key areas which we expect to benefit all our businesses. These include bioresorbable materials to facilitate healing and surgical reconstruction; tissue engineering to help replace, repair and regenerate damaged tissue; and non-invasive devices to stimulate tissue repair.

Enhancing manufacturing capacity and quality

To meet future sales growth we commenced two significant projects to expand our manufacturing capacity. Orthopaedics is enlarging its manufacturing space in Memphis, Tennessee by around one third and Endoscopy is increasing manufacturing space in two factories and moving its headquarters to new premises close to its facility in Andover, Massachusetts.

We take the issue of product quality very seriously and are committed to the highest standards of manufacturing and quality assurance. In 2001 we continued to maintain rigorous quality assurance and control systems which are subject to regular internal and external review.

New products and sales team expansion are major drivers




Education and training
A surgeon in Endoscopy's Bioskills lab studies a range of scans as he explains how he would approach a knee repair.

BSN Medical

BSN Medical, our 50/50 joint venture with Beiersdorf, came into operation in April 2001. Based in Hamburg, it is run independently of its parents. It has made a successful start, delivering sales of £247m and operating profits before exceptional items of £26m in 2001. Its rationalisation programme proceeds to plan. The divestment of some £8m of annualised sales to comply with EU competition conditions was agreed in January 2002 and is almost complete.

Acquisitions and disposals

We have a strong balance sheet and continue to seek acquisitions and technology partnerships that will expand our product offering or bring us new technologies. We made two acquisitions, which achieved annualised sales totalling £41m, and entered 11 new technology arrangements. We substantially strengthened our business development teams, both centrally and in the businesses, to increase our ability to identify and pursue valuable companies and technologies.

We disposed of our ear, nose and throat business in June to Gyrus plc for £65m.

Social responsibility

We are committed to sustainable development, reducing our impact on the environment while contributing to the quality of life enjoyed by society at large. We support community initiatives and play a substantial role in professional education in our clinical areas.

Additional information is available on page 12 and our complete sustainability report is on our website at www.smith-nephew.com

Well positioned for sustainable business growth

Outlook

The transformation of our business was only the beginning. We have focused our businesses and built the momentum; now we expect to deliver sustained business growth.

We have excellent management teams committed to building on the company's strengths and positions in its markets. Our exciting range of advanced products is well matched to today's testing combination of high patient expectations and increasingly stretched healthcare budgets. Our sales people are enthused by our products and we see every reason for our markets to remain buoyant in the year ahead. We look forward with confidence.

Christopher O'Donnell
Chief Executive

10 The Board






- Non-executive directors
- Members of the Remuneration Committee
- Members of the Audit Committee
- Members of the Nominations Committee

Kenneth Kemp is Honorary Life President.

••
Dudley Eustace 65
Chairman
Appointed Deputy Chairman in 1999 and Chairman in January 2000. Chairman of the Nominations Committee. He is non-executive Chairman of Sendo Holdings plc and a non-executive director of KLM Royal Dutch Airlines NV, Aegon NV, Hagemeyer NV, Royal KPN NV and Sonae.Com SGPS.

•
Christopher O'Donnell 55
Chief Executive
He joined the group in 1988 and was appointed a director in 1992. He was appointed Chief Executive in 1997. He is a non-executive director of BOC Group.

Peter Hooley 55
Finance Director
He joined the group and was appointed a director in 1991.

••••
Sir Anthony Cleaver 63 A director since 1993. Chairman of UK eUniversities Worldwide Limited, the Medical Research Council, IX Europe Limited and S Three Limited. Also a non-executive director of Lockheed Martin UK Limited.

Group Executive Committee





Christopher O'Donnell
See above.

Peter Hooley
See above.

Dr Alan Suggett 58
Group Director of Technology
He joined the group in 1962 and was appointed to the Group Executive Committee in 1986.

Margaret Stewart 50
Group Director Corporate Affairs
She joined the group in 2000 and was appointed to the Group Executive Committee in 2001.

Michael Parson 61
Company Secretary & Group Legal Adviser
He joined the group and was appointed to the Group Executive Committee in 1991.

Peter Huntley 41
Group Director Strategy and Business Development
He joined the group and was appointed to the Group Executive Committee in 1998.







●●
Warren Knowlton 55
Appointed a director in November 2000. Chairman of the Audit Committee. He is a director of Pilkington plc.

●●●●
Sir Brian Pearse 68
A director since 1993. He is Deputy Chairman of Britannic plc and Chairman of the Board of Plymouth University.

●●●
Richard De Schutter 61 Appointed a director in January 2001. He is a non-executive director of General Binding Corporation, ING Americas and Varian Inc.

●●●●
Dr Rolf Stomberg 61
A director since 1998. Senior independent director and Chairman of the Remuneration Committee. He is Chairman of Management Consulting Group PLC and a non-executive director of Scania AB, Stinnes AG, Reed Elsevier plc, Cordiant Communications plc, Arai AG, TPG Group and Hoyer GmbH.

●●●
Sir Timothy Lankester 59
A director since June 1996. He is president of Corpus Christi College, Oxford. Also an independent director of the London Metal Exchange and Deputy Chairman of the British Council.







Jim Taylor 45
Group Director Indirect Markets
He joined the group and was appointed to the Group Executive Committee in 2000.

Larry Papasan 61
President – Orthopaedics
He joined the group in 1991 and was appointed to the Group Executive Committee in 1999.

Paul Williams 55
Group Director Human Resources
He joined the group and was appointed to the Group Executive Committee in 1998.

Jim Dick 49
President – Wound Management
He joined the group in 1977 and was appointed to the Group Executive Committee in 1999.

Ron Sparks 46
President – Endoscopy
He joined the group in 1983 and was appointed to the Group Executive Committee in 1999.

12
Corporate social responsibility

Smith & Nephew is committed to the principles of sustainable development. We aim to reduce our environmental impact while contributing to the quality of life enjoyed by society at large. We published our first Sustainability Report on our website last year and an enhanced and updated version will be published at the beginning of April.

Health, safety and environment

We regard good health, safety and environmental practices as an integral part of our business performance. They not only ensure the wellbeing of our staff and others in the community but also contribute to financial performance by protecting resources and reducing costs. Our business units are required to provide safe working conditions, plant and equipment at all their facilities. They must take effective action to control risks and minimise environmental impacts through systems and procedures based on a thorough understanding of the risks and the provision of appropriate training and support. Each business has its own systems for monitoring, improving and reporting performance – which are reviewed annually by the Board.

We are committed to a continuing reduction in our environmental impact: we use renewable resources wherever possible and reduce any adverse effect from products and processes to a practical minimum. We have operated environmental management systems for over 10 years; these have successfully reduced emissions and increased waste recycling, delivering cost savings to the company as well as environmental benefits. Our main environmental impact comes from waste generated at manufacturing sites. We operate waste prevention and minimisation programmes throughout the group and are now examining ways of assessing sustainable development aspects of our products.

In the past year we focused on reducing waste and recycling has improved from 18% in 2000 to 20% in 2001. Water consumption is down by 20% and our Orthopaedics business unit in Memphis is a major contributor to this reduction.

We recognise our corporate social responsibilities to our employees, shareholders, customers and suppliers and are committed to good practice.

Employees and suppliers

Our employment policies emphasise equality of opportunity, continuous training and development, open communications and rewards appropriate to local markets. We treat our employees and suppliers with dignity and fairness and have policies and procedures to encourage this culture. We welcome disabled people and make every effort to retain any employee who becomes disabled. This year we issued a new set of management principles to underpin the high standard we expect from our people. We are aware that there is general concern amongst some of our stakeholders about the area of human rights abuse and the use of child labour. There is no room for any of these practices within Smith & Nephew and we are now developing systems for addressing these issues with suppliers, to ensure that we do not retain any supplier where there is doubt about its practices.

We recognise the importance of good employee communications. During the year we significantly improved employee information systems by upgrading our global intranets and networked them with a new corporate intranet. This provides another channel for two-way communication and increases employee awareness of financial and economic factors affecting company performance. Electronic communication in general has caused a massive reduction in internal paperwork throughout the company.

Community

We are keen to contribute to the communities in which we operate – particularly those neighbouring our main sites and the broader healthcare community. In 2001 the group's direct donations to charitable and community activities totalled £1,011,000, of which £400,000 went to the Smith & Nephew Foundation to fund individual research for doctors and nurses. We again made no political contributions in 2001.

Economic

Our business policies aim to achieve long-term growth and profits – which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Our sustainable development depends ultimately on our ability to provide a satisfactory return: in 2001 we generated an operating return on capital employed of 33%.

Our products are designed to deliver better outcomes for patients and improvements in application and use for medical practitioners. Importantly, we also aim to deliver overall cost savings to healthcare systems through such benefits as reduced dressing changes, shorter operating theatre times and faster patient recovery rates. Healthcare economic benefits are a primary focus in our product development and marketing.

More information is available on our website at www.smith-nephew.com/sustainability/sustain_home.htm

Corporate governance

Combined Code

The Board considers that the company has complied throughout the year with the Combined Code of Best Practice on Corporate Governance.

The Board

The Board meets regularly during the year and is responsible for the strategic direction, policies and overall management of the group. There is a clear division of responsibilities between the Chairman and Chief Executive. The Board consists of an independent non-executive Chairman, two executive directors and six independent non-executive directors. All directors have full and timely access to all relevant information and independent professional advice.

The Board is assisted by the following committees:

The Audit Committee The Audit Committee monitors the operation and effectiveness of internal financial controls and ensures that the accounts meet statutory and other requirements.

The Remuneration Committee The Remuneration Committee sets the pay and benefits of the executive directors and members of the Group Executive Committee, approves their main terms of employment and determines share options and long-term incentive arrangements.

The Nominations Committee The Nominations Committee oversees plans for management succession and recommends appointments to the Board.

The Group Executive Committee The Group Executive Committee assists the Chief Executive in the management of the group.

Membership of Board committees and of the Group Executive Committee is shown with the biographical details of directors on pages 10 and 11.

Directors

Sir Anthony Cleaver and Sir Brian Pearse retire as directors in February 2002. Dr Pam Kirby and Brian Larcombe will join the Board as non-executive directors with effect from 1 March 2002 and in accordance with the Articles of Association will be proposed for re-election at the AGM.

No director had a material beneficial interest in any contract involving the company or its subsidiaries in 2001.

Shareholders

The group issues summary financial statements in place of full annual accounts unless shareholders request the latter. The summary financial statement is received by over 90% of shareholders. At the half year, an interim report is sent to all shareholders. A copy of the full annual accounts is available on the Smith & Nephew website along with press releases, institutional presentations and audio webcasts. There are regular dialogues with individual institutional shareholders, together with results presentations twice a year. There is an opportunity for individual shareholders to question directors at the AGM and the company regularly responds to letters from shareholders on a range of issues.

Internal control

The Board is responsible for the maintenance of the group's system of internal control and for reviewing its effectiveness. It has established an ongoing process of identifying, evaluating and managing key risks by a system of functional reports to the Board, the review of internal financial controls by the Audit Committee, augmented by quarterly business reviews and an annual risk assessment carried out by the head of each business unit and reviewed by the Chief Executive and Finance Director.

These procedures, which have been in place throughout the year, are designed to identify and manage those risks that could adversely impact the achievement of the group's objectives. Whilst they do not provide absolute assurance against material misstatement or loss, the directors, following a review of the systems described, are of the opinion that a proper system of internal control is in place within the group.

Share capital

The company has been informed of the following interests in its ordinary share capital as at 6 February 2002:

- Fidelity 10.15%
- AXA Investment Management 9.76%

At the AGM, the company will be seeking a renewal of its current permission from shareholders to purchase its own shares. No shares have been purchased or contracted for or are the subject of an option under the expiring authority.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and a resolution proposing their reappointment will be put to the AGM.

Remuneration report

The Remuneration Committee comprises Dr Rolf Stomberg (Chairman), Sir Brian Pearse, Sir Anthony Cleaver, Sir Timothy Lankester and Richard De Schutter. On behalf of the Board, it determines the broad policy for executive remuneration. It reviews the remuneration packages, including pension entitlements, for executive directors and members of the Group Executive Committee, and determines the operation of and the participants in the long-term incentive plan, share option schemes, and the group's executive bonus plan. It reviews the relationship between the remuneration of executive directors and that of other employees and the competitiveness of executive remuneration, using data from independent consultants on companies of similar size, technologies and international complexity. The Committee also receives information on the broad range of remuneration issues from independent consultants and in 2001 this included Towers Perrin, Hay Group, Watson Wyatt and Monks Partnership.

The Remuneration Committee policy is to ensure that remuneration packages are competitive enough to attract, retain and motivate executive directors and Group Executive Committee members of a calibre that meets the group's needs, and that they reflect the group's performance against financial objectives and relevant competitors' practice. The committee gives full consideration to the requirements in Schedule A of the Combined Code. Remuneration throughout the group is designed to be competitive locally.

The principal components of remuneration for executive directors and Group Executive Committee members are:

Basic salary and benefits Basic salary reflects the responsibility of the job and individual performance. The company also provides private healthcare cover and a company car or allowance.

Performance-related bonus For executive directors the company operates an annual bonus scheme based on annual growth in adjusted basic earnings per share and return on operating capital employed. Over time, achievement of targets should produce a bonus of 30% of annual salary with a maximum of 100% for over achievement that demonstrates a step change in performance. Bonuses are not pensionable.

Share options and long-term incentives Executive directors were last granted options under executive share option schemes in 1996. The exercise of options granted to executives between 1997 and 2000 is subject to growth in adjusted basic earnings per share of not less than RPI plus 2% per annum in any period of three consecutive years.

In 2001 new schemes were introduced based on annual option grants. Under the UK Plans the exercise of options is subject to adjusted basic earnings per share growth of not less than RPI plus 3% per annum in a performance period of three consecutive years. The period may be extended up to five years but if the target is not met by the end of the fifth year the options will lapse. Options granted under the US Plan are not subject to performance targets but are exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. Executive options are not offered at a discount.

The company operates a long-term incentive plan (LTIP) for executive directors and members of the Group Executive Committee. Under this plan, shares are transferred to participants depending on the company's performance in relation to a group of 42 other companies, using total shareholder return (TSR) over a three-year period as the prime measure. The maximum value of shares awarded will not exceed the participants' current annual rate of basic salary at the date the award is granted. Shares will only be transferred to the participants if the company's TSR performance is at or above the median performance of the comparator companies and if there has been real growth in the company's adjusted earnings per share in the same three-year period. At the median level, 25% of the award shares will vest. If the company's performance is in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis. UK participants in the LTIP will not be granted options under the executive share option schemes in the same year but they will continue to be eligible to participate in the savings related share option scheme.

The following outstanding conditional awards have been granted under the LTIP to executive directors:

	Maximum Number of Shares		
Plan period commencing	2001	2000	1999
C.J. O'Donnell	110,544	155,065	183,040
P. Hooley	69,090	96,916	116,959

For the three year plan period commencing in 1999 the company's TSR of 155.47% was ranked first in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 100% of the shares conditionally awarded for that year.

Service contracts Executive directors are appointed on contracts terminable by the company on not more than 12 months' notice and by the director on six months' notice. Non-executive directors are appointed for terms of three years. Their remuneration is determined by the Board on the recommendation of the Nominations Committee.

Pensions Executive directors have a normal retirement age of 62 and participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of 1/30 of final pensionable salary, up to a limit of 2/3 of final pensionable salary. Pensions in payment are guaranteed to increase by 5% per annum or inflation if lower. The company and the pension plan trustees have in the past granted discretionary increases, particularly at times of high inflation. Death in service cover of four times salary and spouse's pension at the rate of 2/3 of the member's pension are provided on death. Transfer values on leaving service are calculated on the minimum funding requirement basis with allowance for pension increases in line with RPI. A supplementary defined contribution plan partially compensates for the Inland Revenue earnings cap on final pensionable salary.

Directors' emoluments and pensions

	Salaries & fees £'000	Benefits £'000	Bonus £'000	Pension entitlements £'000	Total 2001 £'000	Total 2000 £'000
Chairman (non-executive)						
D.G. Eustace	170	-	-	-	170	150
Executive						
C.J. O'Donnell	397	12	361	20	790	703
P. Hooley	247	14	223	61	545	489
A.R. Fryer (to 31 December 2000)	-	-	-	-	-	641
Non-executive						
Sir Anthony Cleaver	30	-	-	-	30	24
Sir Timothy Lankester	30	-	-	-	30	24
Sir Brian Pearse	30	-	-	-	30	24
Dr R.W.H. Stomberg	30	-	-	-	30	24
W.D. Knowlton (from 1 November 2000)	30	-	-	-	30	4
R De Schutter (from 1 January 2001)	30	-	-	-	30	–
Dr N.J. Lane (to 31 October 2000)	-	-	-	-	-	24
	994	26	584	81	1,685	2,107

Dudley Eustace receives an annual fee of £170,000 including a non-executive director's fee of £30,000.

The figure for pension entitlements consists of any increase in accrued pension benefit in the year (excluding inflation), together with a contribution of £58,000 to a supplementary plan for Peter Hooley. During 2001 executive directors paid contributions to the pension plans as follows: Christopher O'Donnell £19,000 and Peter Hooley £4,000.

The accumulated total annual amount of the accrued pension benefit for directors as of 31 December 2001 was as follows: Christopher O'Donnell £119,000 (2000 – £95,000) and Peter Hooley £26,000 (2000 – £22,000).

The Remuneration Committee exercised its discretion in allowing the vesting of 89,668 shares to Alan Fryer, a former director who retired on 31 December 2000, under his 1999 LTIP award.

The ages of the directors are set out on pages 10 and 11.

Remuneration report

Directors' share options

	Number of options 1 Jan 2001	Granted during the year	Exercised	Exercise price (p)	Market price at date of exercise (p)	Profit on exercise £	Number of options 31 Dec 2001	Average exercise price (p)	Range of exercisable dates of options held at 31 Dec 2001
C.J. O'Donnell	177,862	161,263*	7,862	124.0	406.0	22,171	331,263	95.8	5/1995-2/2008
P. Hooley	405,362	102,874* 3,349**	80,000 7,862	134.5 124.0	326.0 406.0	153,200 22,171	423,723	122.6	8/1997-2/2008

* Represents the 100% entitlement to shares under the 1998 LTIP award. Christopher O'Donnell and Peter Hooley both elected to take these shares in the form of nil-cost options, to be exercised by February 2008.
** Sharesave options granted on 31 August 2001 at 289.2p.

The range in the market price of the company's shares during the year was 291p to 420p and the market price at 31 December 2001 was 415p. All outstanding options at 31 December 2001 were below 415p. The total profit on exercise of options during the year was £197,542 as set out above (2000 – £520,841: Christopher O'Donnell £291,251, Alan Fryer £229,590).

Directors' interests

	31 December 2001		1 January 2001	
Beneficial interests of directors in the company's ordinary shares	Shares	Options	Shares	Options
D.G. Eustace	40,909	–	40,909	–
C.J. O'Donnell	120,703	331,263	111,339	177,862
P. Hooley	58,789	423,723	4,090	405,362
Sir Anthony Cleaver	13,730	–	13,730	–
Sir Timothy Lankester	6,035	–	5,911	–
Sir Brian Pearse	20,000	–	20,000	–
Dr R.W.H. Stomberg	6,864	–	864	–
W.D. Knowlton	7,501	–	–	–
R. De Schutter	100,000	–	–	–

On 6 February 2002 Christopher O'Donnell became entitled to 183,040 shares and Peter Hooley 116,959 shares in respect of the 100% vesting of the 1999 long-term incentive plan. There were no other changes in the interests of directors between 31 December 2001 and 6 February 2002.

The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings and share options.

By order of the Board, 6 February 2002

Michael Parson
Secretary

17
Financial review

Presentation
During the year the group completed two further steps in its restructuring programme involving:

- the transfer on 1 April of the casting and bandaging and traditional woundcare businesses to a 50/50 joint venture with Beiersdorf AG, known as BSN Medical; and
- the disposal on 2 June of the ear, nose and throat devices business (ENT) to Gyrus Plc for £65m.

In addition, two augmenting acquisitions were made:

- on 1 April, the Advanced Woundcare business of Beiersdorf AG for £30m; and
- on 9 May, the anti-microbial woundcare business of Westaim Biomedical Corp for an initial consideration of £12m.

Group turnover and operating profit include the results of the casting and bandaging and traditional woundcare businesses up to the date of transfer – captioned as operations contributed to the joint venture. The results of ENT are included up to date of disposal as discontinued operations. The results of the acquisitions are included in ongoing operations.

The group's 50% interest in the BSN Medical joint venture has been accounted for under the gross equity method.

In order to bring the accounting policies of the group closer in line with those of its international peers, the group has adopted FRS 19 for deferred taxation early. This involves providing fully, rather than partially, for timing differences between tax and accounting recognitions. It has involved restating 2000's results by increasing operating profit by £0.6m, ordinary tax by £1.5m to 31%, restating the net profit on disposals, creating additional deferred tax liabilities and reducing acquisition goodwill. The restatement to 2000's opening reserves was a reduction of £62m. Hereafter in this review all comparisons are made on the restated basis.

The group has also started disclosing the additional information required under FRS 17 regarding defined benefit pension plans; this is to be found in Note 29 to the accounts. The significant difference to existing practices is that pension liabilities are discounted at risk free interest rates as against long run investment return rates.

Trading results
Group sales for the full year amounted to £1,082m, a 5% decline reflecting the divestments referred to above. Before those divestments, the sales of ongoing operations grew 21%. Of this, 13% was underlying sales growth, 6% from businesses acquired this year and last and a 2% benefit from currency translation. Selling price increases accounted for approximately 1% of underlying sales growth.

Profit before tax and exceptional items amounted to £171m. Of this £171m was operating profit of ongoing operations, £4m profit of divested operations, £13m our share of operating profit of the BSN Medical joint venture and £17m of interest costs. The operating margin of ongoing operations was just under 17%, a marginal decline on that in 2000. Underlying margin improvement was again in excess of 1% of sales but this year was offset by divestment dissynergies and adverse transactional currency. BSN Medical had a successful first trading period. Its rationalisation programme is on plan and the product divestments required by the European Competition Commission are almost complete.

Exceptional items
Exceptional items comprise a £49m gain on the disposal of ENT and £26m of rationalisation and acquisition integration costs (of which £5m was our share of rationalisation costs of BSN Medical). The net exceptional gain was therefore £23m, increasing the profit before tax to £194m. This compares with a net exceptional gain of £93m in 2000 and profit before tax of £265m.

EPS and taxation
Earnings per share before exceptional items were 12.83p, an increase on 2000 of 11%. The underlying tax charge of £52.3m was 31%. The tax charge on the net exceptional items was £11.7m. Adjusting for the dilutive effects of the disposals of this and last year and forming the BSN Medical joint venture, the increase in earnings per share before exceptional items rises to 15%.

Dividend and shareholders' funds
The recommended final dividend of 2.90p together with the interim dividend of 1.75p makes a total for the year of 4.65p. The cost of dividends will be £43m compared to earnings before exceptional items of £118m – a dividend cover of 2.7 times. Retained profit of £87m has been taken to reserves, and shareholders' funds have also been augmented by £9m of new shares issued for share options and £50m of adjustments on the formation of the joint venture, less £9m of exchange movements. The net movement in shareholders' funds was an increase of £137m.

Investment
Capital expenditure of £75m on tangible and intangible fixed assets amounted to 7% of sales. The principal areas of investment were surgical instruments and equipment for orthopaedic implants and endoscopy, manufacturing capacity expansions and information technology. In addition the Beiersdorf and Westaim Biomedical advanced woundcare businesses were acquired during the year for £42m, as referred to earlier.

The R&D investment of the continuing businesses was 5% and the Dermagraft programme involved further revenue investment of £7m. We continue to invest in sales and marketing worldwide, with our direct and independent sales forces now totaling 2,350, a 15% increase during the year.

Employees
The average number of employees during the year declined 24% to 7,900 as a consequence of the disposal of the consumer business in 2000, the transfer of employees to the BSN Medical joint venture and the ENT disposal. The result of this was that sales per employee improved 25% to £136,000.

Financial review

Cash flow and facilities

Operating cash flow before outgoings on rationalisation, divestment and acquisition integration was £143m, an 82% conversion of operating profit. The proceeds of divestments comprise £62m net of costs on ENT and £12m received on the formation of the joint venture, and these proceeds more than offset the cost of acquisitions.

Net cash flow and movements in net borrowings during the year were:

	£m
Operating cash flow	143
Rationalisation, divestment and integration	(24)
Interest, tax and dividends	(135)
Divestments	74
Acquisitions	(69)
Issues of share capital	9
Net cash flow	(2)
Exchange movements	(6)
Opening net borrowings	(236)
Closing net borrowings	(244)

Closing net borrowings of £244m compares to group capital and reserves of £405m. Interest of £17m was covered 11 times by operating profit before exceptionals.

Capital structure, treasury policy and pension funding

The directors have established a set of policies to manage funding, currency and interest rate risks. The group only uses financial instruments to manage the financial risk associated with underlying business activities and their financing.

Our policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. Unused bank facilities amounted to £343m of which £99m were committed facilities.

Shareholders' funds are protected by matching foreign currency assets, including acquisition goodwill, with foreign liabilities where practicable. These liabilities take the form of either borrowings or currency swaps. At the year end group borrowings were £274m, mainly in foreign currency. Cash and bank balances were £30m. Currency swaps amounted to £498m, of which 73% were to re-denominate internal borrowings into US dollars.

Group borrowings take advantage of short-term interest rates. We use interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates, fixing interest rates on major exposures for the coming year by the beginning of the financial year. The majority of interest costs and differentials have been protected through to December 2002 with some protection carrying over into 2004.

The group trades in over 90 countries and as a consequence manages £280m of foreign currency transactions using forward foreign exchange contracts, of which the major transaction flow is euros into dollars. Our policy is for firm commitments to be fully covered and forecasts to be covered between 50% and 90% for up to one year. It is group policy for operating units not to hold unhedged monetary assets or liabilities other than in their functional operating currencies.

The falls in the stock market values of the last two years have adversely affected the funding levels of both our major defined benefit pension plans, but nothing like as severely as implied by the new FRS17 accounting disclosure. Existing pension provisions and anticipated modest contribution increases in the future are considered adequate to cover the cost consequences of the current under funding position.

It is company policy to ensure that suppliers are paid within agreed terms. At the year end the company's trade creditors amounted to £4m, the equivalent of 31 days credit.

Peter Hooley
Finance Director

Directors' responsibilities for the accounts and auditors' report

Directors' responsibilities for the accounts

The directors are required by company law to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the results of the group for the year. In preparing the accounts, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable accounting standards have been followed. The directors have satisfied themselves from internal forecasts and available bank facilities that the group continues as a going concern.

The directors are also responsible for the maintenance of the group's system of internal financial controls. These are designed to give reasonable assurance that proper procedures exist for the maintenance of adequate accounting records, safeguarding the assets of the group and for preventing and detecting fraud and other irregularities. To this end the company has identified and documented minimum internal financial control standards. Annual budgets are prepared and approved by the directors, and the directors have reserved capital expenditure and treasury authority levels to the Board and its delegated committees. The group operates a system of regular monthly reporting including revised profit and cash forecasts. Business risks are identified and monitored on a regular basis. The group operates an internal audit function which monitors the adequacy of internal financial controls and systems and compliance with group standards. The internal auditor gives a report to the Audit Committee and the Audit Committee reviews the operation and effectiveness of internal financial controls and reporting of the group.

A copy of the accounts is placed on the website of Smith & Nephew plc. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Report of the auditors to the members of Smith & Nephew plc

We have audited the group's accounts for the year ended 31 December 2001 which comprise the group profit and loss account, group balance sheet, parent company balance sheet, group cash flow, group statement of total recognised gains and losses, group reconciliation of movements of shareholders' funds, accounting policies and the related notes 1 to 31. The accounts have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors The directors' responsibilities for preparing the annual report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the chairman's statement, chief executive's statement, financial review, corporate social responsibility and remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group as at 31 December 2001 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered auditor
London, 6 February 2002

20

Group profit and loss account

for the year ended 31 December 2001	Notes	2001 £ million	2000 Restated# £ million
Turnover	1,2		
Ongoing operations		1,012.5	835.4
Operations contributed to the joint venture		35.3	138.6
Continuing operations		1,047.8	974.0
Discontinued operations		33.9	160.7
Group turnover		1,081.7	1,134.7
Share of joint venture		123.6	–
		1,205.3	1,134.7
Operating profit	1,2		
Ongoing operations:			
Before exceptional items		171.0	143.9
Exceptional items*	3	(19.3)	(7.7)
		151.7	136.2
Operations contributed to the joint venture:			
Before exceptional items		3.6	16.2
Exceptional items*	3	(1.8)	(8.6)
Continuing operations		153.5	143.8
Discontinued operations		0.5	18.9
		154.0	162.7
Share of operating profit of the joint venture:			
Before exceptional items		12.8	–
Exceptional items*	3	(5.0)	–
		161.8	162.7
Discontinued operations – net profit on disposals*	3	49.2	109.5
Profit on ordinary activities before interest		211.0	272.2
Interest payable	4	(17.4)	(7.0)
Profit on ordinary activities before taxation		193.6	265.2
Taxation	7	64.0	57.7
Attributable profit for the year		129.6	207.5
Dividends:			
Ordinary	8	42.9	41.3
Special	8	–	415.6
Retained profit/(deficit) for the year	23	86.7	(249.4)
Basic earnings per ordinary share	10	14.07p	20.07p
Diluted earnings per ordinary share	10	13.95p	19.95p
Results before exceptional items (*)			
Profit before taxation	9	170.5	172.0
Adjusted basic earnings per ordinary share	10	12.83p	11.52p
Adjusted diluted earnings per ordinary share	10	12.72p	11.45p

Year 2000 comparative figures have been restated for the adoption of FRS 19 (see Note 20).

Group balance sheet

at 31 December 2001	Notes	2001 £ million	2000 Restated# £ million
Fixed assets			
Intangible assets	11	187.8	153.8
Tangible assets	12	245.0	251.1
Investments	13	25.7	24.0
Investment in joint venture	14	114.0	–
Goodwill		70.6	–
Share of gross assets		109.0	–
Share of gross liabilities		(65.6)	–
		572.5	428.9
Current assets			
Stocks	15	232.2	228.2
Debtors	16	263.2	281.0
Cash and bank	17	30.0	24.6
		525.4	533.8
Creditors: amounts falling due within one year			
Borrowings	17	110.5	82.0
Other creditors	19	318.0	322.0
		428.5	404.0
Net current assets		96.9	129.8
Total assets less current liabilities		669.4	558.7
Creditors: amounts falling due after more than one year			
Borrowings	17	163.0	178.9
Other creditors	19	6.5	8.3
Provisions for liabilities and charges	20	95.3	103.5
		264.8	290.7
		404.6	268.0
Capital and reserves			
Called up share capital:			
Equity share capital	21	113.1	112.4
Non-equity share capital	21	0.3	0.3
Share premium account	23	135.8	125.4
Profit and loss account	23	155.4	29.9
		404.6	268.0

Year 2000 comparative figures have been restated for the adoption of FRS 19 (see Note 20).

Approved by the Board on 6 February 2002
Dudley Eustace Chairman **Peter Hooley** Finance Director

Group cash flow

for the year ended 31 December 2001	Notes	2001 £ million	2000 £ million
Net cash inflow from operating activities*	24	191.9	204.0
Interest received		2.5	4.4
Interest paid		(19.0)	(11.4)
Net cash outflow from returns on investments and servicing of finance		(16.5)	(7.0)
Taxation paid		(76.2)	(46.5)
		99.2	150.5
Capital expenditure and financial investment			
Capital expenditure		(74.7)	(63.9)
Disposal of fixed assets		4.1	6.1
Trade investments		(2.4)	(6.0)
Own shares vested/(purchased)		0.4	(2.9)
		(72.6)	(66.7)
Acquisitions and disposals			
Acquisitions	26	(69.3)	(51.1)
Disposals		61.7	209.8
Debt repaid by the joint venture		24.6	–
Joint venture formation costs		(12.0)	–
		5.0	158.7
Equity dividends paid		(42.0)	(475.9)
Cash outflow before use of liquid resources and financing		(10.4)	(233.4)
Management of liquid resources	24	–	72.3
Financing			
Issues of ordinary share capital		9.0	7.7
Increase in borrowings due within one year	24	30.2	14.5
(Decrease)/increase in borrowings due after one year	24	(7.4)	146.1
Decrease in currency swaps	24	(14.0)	(9.6)
Net cash inflow from financing		17.8	158.7
Increase/(decrease) in cash	24	7.4	(2.4)

*After £23.5m (2000 – £23.1m) of outgoings on rationalisation, acquisition integration and divestment costs.

23

Statement of gains and losses
Movements in shareholders' funds

Group statement of total recognised gains and losses

for the year ended 31 December 2001	**2001 £ million**	2000 Restated# £ million
Group profit for the financial year as previously reported	129.6	205.2
Prior year adjustment	–	2.3
Group profit for the financial year (restated)	129.6	207.5
Unrealised gain on formation of joint venture	31.8	–
Currency translation differences on foreign currency net investments	(8.8)	(12.9)
Total gains and losses related to the year	152.6	194.6

Included in the group profit for the financial year is £4.4m (2000 – nil) profit relating to the joint venture. Total gains and losses recognised since the last annual report are £151.9m.

Group reconciliation of movements in shareholders' funds

for the year ended 31 December 2001	**2001 £ million**	2000 Restated# £ million
Profit for the financial year as previously reported	129.6	205.2
Prior year adjustment	–	2.3
Profit for the financial year (restated)	129.6	207.5
Dividends	(42.9)	(456.9)
Retained profit/(deficit) for the year	86.7	(249.4)
Exchange adjustments	(8.8)	(12.9)
Goodwill on disposals	–	31.8
Goodwill on operations contributed to the joint venture	17.9	–
Unrealised gain on formation of joint venture	31.8	–
Movements relating to the QUEST (Note 22)	(2.1)	–
Issue of shares	11.1	7.7
Net addition to/(reduction in) shareholders' funds	136.6	(222.8)
Opening shareholders' funds	268.0	551.7
Adjustments on adoption of FRS 19	–	(60.9)
Closing shareholders' funds	404.6	268.0

Year 2000 comparative figures have been restated for the adoption of FRS 19 (see Note 20).

Parent company balance sheet

at 31 December 2001	Notes	2001 £ million	2000 Restated# £ million
Fixed assets			
Tangible assets	12	8.2	7.9
Investments	13	413.9	413.9
		422.1	421.8
Current assets			
Debtors	16	468.5	382.1
Cash and bank	17	18.4	14.9
		486.9	397.0
Creditors: amounts falling due within one year			
Borrowings	17	78.9	66.2
Other creditors	19	240.2	212.7
		319.1	278.9
Net current assets		167.8	118.1
Total assets less current liabilities		589.9	539.9
Creditors: amounts falling due after more than one year			
Borrowings	17	155.2	163.5
Provisions for liabilities and charges	20	6.1	1.5
		161.3	165.0
		428.6	374.9
Capital and reserves			
Called up share capital:			
Equity share capital	21	113.1	112.4
Non-equity share capital	21	0.3	0.3
Share premium account	23	135.8	125.4
Profit and loss account	23	179.4	136.8
		428.6	374.9

Year 2000 comparative figures have been restated for the adoption of FRS 19 (see Note 20).

Approved by the Board on 6 February 2002
Dudley Eustace Chairman **Peter Hooley** Finance Director

25

Accounting policies

The accounts have been prepared under the historical cost convention and in accordance with Financial Reporting Standard 19 (FRS 19), the applicable sections of Financial Reporting Standard 17 (FRS 17) and other applicable accounting standards.

Consolidation

The consolidated accounts include the accounts of the company and of all of its subsidiaries and associated undertakings during the year ended 31 December 2001 for the periods during which they were members of the group.

Joint arrangements are included in the consolidated accounts in proportion to the group's interest in their results, assets and liabilities. Joint ventures are included in the consolidated accounts under the gross equity method.

Turnover

Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes.

Foreign currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into sterling at the year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiaries and associated undertakings are translated at the average rates for the year.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges. Changes in the fair value of these forward contracts are recognised in the profit and loss account on the ultimate sale of the item purchased.

The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge group equity investments; and the differences arising between the translation of profits at average and closing rates of exchange. All other exchange differences are dealt with in arriving at profit before taxation.

Intangible fixed assets

Goodwill, representing the excess of purchase consideration over fair value of net assets acquired, prior to 31 December 1997 was written off direct to reserves in the year of acquisition. Goodwill acquired since 1 January 1998 is capitalised and written off over a period not exceeding 20 years, except for goodwill arising on the formation of the BSN Medical joint venture, which is not amortised but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act to amortise goodwill, is adopted in order to show a true and fair view (see Note 14). Goodwill previously written off to reserves is included in the calculation of profits and losses on disposals.

Purchased patents, know-how, trade marks, licences and distribution rights are capitalised and amortised over a period not exceeding 20 years.

Research and development

Revenue expenditure on research and development is written off as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost and, except for freehold land, are depreciated as wasting assets. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment are depreciated over lives ranging between 3 and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

Assets held under finance leases are capitalised as tangible fixed assets and depreciated accordingly. The capital element of future lease payments is included in borrowings and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Investments

Entities in which the group holds an interest on a long-term basis and are controlled by the group and one other under a contractual agreement are joint ventures. Joint arrangements are those where the group participates with a third party in an arrangement to carry on a trade or business. Trade investments are stated at cost less provision for any permanent dimunition in value.

Stocks

Finished goods and work in progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials are valued at purchase price and all stocks are reduced to net realisable value where lower.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occured at that date that will result in an obligation to pay more, or right to pay less or to receive more tax. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Financial instruments

Currency swaps to match foreign currency assets with foreign currency liabilities are translated into sterling at year end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are offset against the interest in the period relating to the hedge.

Post-retirement benefits

The group's major pension plans are of the defined benefit type. For these plans, costs are charged to operating profit so as to spread the expense of providing future pensions to employees over their working lives with the group. For defined contribution plans contributions are charged to operating profit as they become payable. Where the group provides healthcare benefits after retirement the expected cost of these is charged to operating profit over the employees' working lives with the group.

Notes to the accounts

Note 1 Segmental analysis

Analysis by activity	Group turnover 2001 £ million	Operating profit 2001 £ million	Operating assets 2001 £ million	Restated group turnover 2000 £ million	Restated operating profit 2000 £ million	Restated operating assets 2000 £ million
Ongoing operations	1,012.5	151.7	680.5	835.4	136.2	572.1
Operations contributed to the joint venture	35.3	1.8	–	138.6	7.6	67.7
Continuing operations	1,047.8	153.5	680.5	974.0	143.8	639.8
Discontinued operations	33.9	0.5	–	160.7	18.9	26.1
	1,081.7	154.0	680.5	1,134.7	162.7	665.9

Turnover, profits and operating assets for year 2000 have been restated for FRS 19 (see Note 20) and to reflect the final outcome of the Joint Venture Agreement whereby Smith & Nephew retained distribution of BSN Medical products in certain countries.

On 1 April 2001, the casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture.

Discontinued operations comprise the results of the ear, nose and throat business and the first half year results of the consumer business in 2000.

Operating assets comprise fixed assets, stocks and debtors less creditors and provisions other than investment in the joint venture, net borrowings, taxation and dividends.

Analysis by geographic origin	Group turnover 2001 £ million	Operating profit 2001 £ million	Operating assets 2001 £ million	Restated group turnover 2000 £ million	Restated operating profit 2000 £ million	Restated operating assets 2000 £ million
United Kingdom	178.6	20.8	138.3	164.1	23.6	82.4
Continental Europe	212.0	16.1	72.3	170.3	13.0	68.5
America	717.2	115.4	412.8	583.1	89.1	376.8
Africa, Asia and Australasia	136.5	18.7	57.1	126.8	18.2	44.4
Exceptional items	–	(19.3)	–	–	(7.7)	–
Ongoing operations	1,244.3	151.7	680.5	1,044.3	136.2	572.1
Operations contributed to the joint venture	35.3	3.6	–	138.6	16.2	67.7
Exceptional items	–	(1.8)	–	–	(8.6)	–
Continuing operations	1,279.6	153.5	680.5	1,182.9	143.8	639.8
Discontinued operations	33.9	0.5	–	160.7	18.9	26.1
	1,313.5	154.0	680.5	1,343.6	162.7	665.9
Less intragroup sales	(231.8)	–	–	(208.9)	–	–
	1,081.7	154.0	680.5	1,134.7	162.7	665.9

Exceptional items of £19.3m (2000 – £7.7m) were incurred as follows: £11.7m (2000 – £3.5m) in the UK, £5.1m (2000 – £1.3m) in Continental Europe, £1.5m (2000 – £3.6m) in America and £1.0m (2000 – gain of £0.7m) in Africa, Asia and Australasia (see Note 3).

Analysis of group turnover by geographic market	2001 £ million	2000 £ million
Europe†	289.2	230.4
America	580.6	460.6
Africa, Asia and Australasia	142.7	144.4
Ongoing operations	1,012.5	835.4
Operations contributed to the joint venture	35.3	138.6
Continuing operations	1,047.8	974.0
Discontinued operations	33.9	160.7
	1,081.7	1,134.7

† Includes United Kingdom sales of £91.2m (2000 – £73.4m).

Note 1 Segmental analysis continued

Analysis of group turnover by product	2001 £ million	2000 £ million
Orthopaedics	398.8	329.3
Endoscopy	252.8	216.4
Advanced wound management	285.6	221.5
Rehabilitation	75.3	68.2
Ongoing operations	1,012.5	835.4
Operations contributed to the joint venture	35.3	138.6
Continuing operations	1,047.8	974.0
Discontinued operations	33.9	160.7
	1,081.7	1,134.7

Note 2 Operating profit

	Continuing operations 2001 £ million	Discontinued operations 2001 £ million	Total 2001 £ million	Restated# continuing operations 2000 £ million	Discontinued operations 2000 £ million	Restated# Total 2000 £ million
Turnover	1,047.8	33.9	1,081.7	974.0	160.7	1,134.7
Cost of sales	(329.3)	(20.9)	(350.2)	(343.1)	(100.5)	(443.6)
Gross profit	718.5	13.0	731.5	630.9	60.2	691.1
Marketing, selling and distribution	(383.1)	(9.0)	(392.1)	(322.4)	(32.6)	(355.0)
Administration	(120.3)	(2.7)	(123.0)	(98.4)	(7.9)	(106.3)
Amortisation of acquisition goodwill	(10.4)	–	(10.4)	(6.9)	–	(6.9)
Research and development	(50.1)	(0.8)	(50.9)	(45.2)	(1.2)	(46.4)
BSN agency and management fees	20.0	–	20.0	–	–	–
Other	–	–	–	2.1	0.4	2.5
Exceptional items	(21.1)	–	(21.1)	(16.3)	–	(16.3)
Operating profit (2000 restated – see Note 1)	153.5	0.5	154.0	143.8	18.9	162.7

Exceptional items of £21.1m (2000 – £16.3m) were incurred as follows: cost of sales £9.5m (2000 – £13.2m), marketing, selling and distribution £6.6m (2000 – £1.2m), administration £4.6m (2000 – £1.9m) and research and development £0.4m (2000 – nil) (see Note 3).

Operating profit is stated after charging/(crediting):	2001 £ million	2000 £ million
Depreciation	48.1	53.0
(Profit)/loss on sale of fixed assets	(0.7)	3.2
Amortisation of other intangibles	1.8	2.4
Operating lease rentals for land and buildings	8.3	8.8
Auditors' remuneration	0.8	1.0

Payments made to the group's auditors for non-audit services amounted to £1.5m (2000 – £1.2m) in the UK and £1.0m (2000 – £0.9m) outside the UK. Of these payments £1.7m (2000 – £1.6m) relates to taxation services and £0.8m (2000 – £0.5m) to statutory and other certifications and services. Of the total payments for non-audit services, £1.3m (2000 – £0.9m) relates to capital transactions.

Year 2000 comparative figures have been restated for the adoption of FRS 19 (see Note 20).

Notes to the accounts

Note 3 Exceptional items

Operating exceptional items within ongoing operations of £19.3m comprise £2.9m manufacturing rationalisation, £7.5m rationalisation consequent on the contribution of businesses to BSN Medical and £8.9m integration in connection with the acquisition of the Advanced Woundcare business from Beiersdorf AG. The exceptional items in 2000 comprised expenditure on the manufacturing rationalisation programme of £4.3m and acquisition integration expenditure of £3.4m. Operating exceptional items within operations contributed to the joint venture represent manufacturing rationalisation costs of operations subsequently contributed to BSN Medical.

The group's share of exceptional items of the joint venture relates to its share of manufacturing rationalisation costs.

The net profit on disposal of £49.2m relates to the sale of the ear, nose and throat business in June 2001 for a net cash consideration of £61.7m. The net profit on disposal in 2000 related to the sale of the consumer healthcare business and has been restated from £106.3m to £109.5m as a consequence of adopting FRS 19 (see Note 20).

Note 4 Interest

	2001 £ million	2000 £ million
Interest receivable	2.5	4.4
Interest payable		
On bank borrowings	17.5	8.7
Other	1.5	2.7
	19.0	11.4
Share of joint venture's net interest payable	0.9	–
Net interest payable	(17.4)	(7.0)

Interest payable on currency swaps of £22.2m (2000 – £23.5m) has been set off against interest receivable.

Note 5 Employees

The average number of employees during the year was:	**2001**	2000
United Kingdom	1,810	2,589
Continental Europe	1,281	1,549
America	3,310	3,387
Africa, Asia and Australasia	1,525	2,910
	7,926	10,435

Staff costs during the year amounted to:	**£ million**	£ million
Wages and salaries	245.0	249.1
Social security costs	25.7	25.4
Other pension costs (Note 29)	10.4	10.6
	281.1	285.1

Of the other pension costs £7.8m (2000 – £8.2m) relates to defined benefit plans and £2.6m (2000 – £2.4m) relates to defined contribution plans.

Note 6 Directors' emoluments

Aggregate emoluments of the directors, including pension entitlements of £81,000 (2000 – £98,000), were £1,685,000 (2000 – £2,107,000). The emoluments of the highest paid director excluding pension entitlement were £770,000 (2000 – £684,000). The accrued pension benefit of the highest paid director at the end of the year was £119,000 (2000 – £95,000).

Information concerning individual directors' emoluments, pension entitlements, shareholdings and share options is shown on pages 14 to 16.

Note 7 Taxation

	2001 £ million	2000 £ million
Current taxation:		
UK corporation tax at 30% (2000 – 30%)	9.5	28.8
UK adjustments in respect of prior years	(1.5)	(2.6)
	8.0	26.2
Overseas tax	51.4	28.1
Overseas adjustments in respect of prior years	3.6	(5.0)
	55.0	23.1
Share of joint venture's tax charge	3.3	–
Total current taxation	66.3	49.3
Deferred taxation:		
Origination and reversal of timing differences	(0.3)	4.2
Adjustments to estimated amounts arising in prior periods in respect of assets	(1.2)	4.2
Share of joint venture's deferred taxation	(0.8)	–
Total deferred taxation	(2.3)	8.4
	64.0	57.7

The tax charge has been reduced by £6.0m (2000 – £3.2m) of which £1.4m arises in the joint venture as a consequence of the exceptional costs of the rationalisation programme and acquisition integration costs and increased by £17.7m (2000 – £8.0m) as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £52.3m (2000 – £52.9m).

Adoption of FRS 19 has required a change in accounting for deferred tax. As a result the comparative tax charge has been restated from £56.2m to £57.7m.

The standard rate of tax for the year is based on the UK standard rate of corporation tax of 30%. The current tax charge differs from the standard rate as follows:

	2001 %	2000 %
UK standard rate	30.0	30.0
Non-deductible/non-taxable items	(3.9)	(9.1)
Prior year items	1.1	(2.8)
Overseas income taxed at other than UK standard rate	5.8	3.6
Capital allowances in excess of depreciation and other timing differences for the period	1.2	(3.2)
Total current tax rate	34.2	18.5

Factors that may affect the future current tax rate include a change in the proportion of profits earned in overseas jurisdictions and taxed at rates in excess of 30%, the remittance of overseas earnings on which deferred tax has not been provided and timing differences between capital allowances and depreciation.

Notes to the accounts

Note 8 Dividends

	2001 £ million	2000 £ million
Ordinary interim of 1.75p (2000 – 1.7p) paid 5 December 2001	16.1	15.6
Proposed ordinary final of 2.9p (2000 – 2.8p) payable 17 May 2002	26.8	25.7
	42.9	41.3

A special dividend of £415.6m (37.14p per share) was paid on 11 August 2000. Non-equity preference dividends amounted to £15,000 (2000 – £15,000).

Note 9 Results before exceptional items

In order to provide a trend measure of underlying performance, profit before taxation is adjusted below to exclude exceptional items, and basic earnings per share has been recalculated as set out in Note 10.

	2001 £ million	2000 £ million
Profit on ordinary activities before taxation	193.6	265.2
Adjustments:		
Continuing operations: exceptional items	21.1	16.3
Share of operating profit of the joint venture: exceptional items	5.0	–
Discontinued operations: net gain on disposal	(49.2)	(109.5)
Profit before taxation and exceptional items	170.5	172.0
Taxation on profit before exceptional items	52.3	52.9

Note 10 Earnings per ordinary share

Basic earnings per ordinary share of 14.07p (2000 – 20.07p) are based on profit on ordinary activities after taxation and preference dividends of £129.6m (2000 – £207.5m) and on 921m ordinary shares being the basic weighted average number of shares in issue during the year (2000 – 1,034m). No adjustment has been made to comparative data in respect of the share consolidation as together with the special dividend payment the overall effect was that of a share repurchase at fair value. The calculation of diluted earnings per ordinary share is based on basic earnings and on 929m ordinary shares (2000 – 1,040m) calculated as follows:

	Shares 2001 million	Shares 2000 million
Basic weighted average number of shares	921	1,034
Weighted average number of shares under option	20	22
Number of shares that would have been issued at fair value	(12)	(16)
Diluted weighted average number of shares	929	1,040
Diluted earnings per ordinary share	13.95p	19.95p

The calculation of adjusted basic earnings per ordinary share is as follows:

	2001 £ million	2000 £ million
Basic earnings	129.6	207.5
Continuing operations: exceptional items	21.1	16.3
Share of operating profit of the joint venture: exceptional items	5.0	–
Discontinued operations: net gain on disposal	(49.2)	(109.5)
Exceptional taxation	11.7	4.8
Adjusted basic earnings	118.2	119.1
Adjusted basic earnings per ordinary share	12.83p	11.52p
Adjusted diluted basic earnings per ordinary share	12.72p	11.45p

Note 11 Intangible fixed assets

Group	Goodwill £ million	Other £ million	Total £ million
Cost:			
At 1 January 2001 (restated – see Note 20)	136.4	43.3	179.7
Exchange adjustment	1.4	1.0	2.4
Acquisitions	39.4	3.5	42.9
Additions	–	4.3	4.3
Disposals	–	(1.4)	(1.4)
Contributed to the joint venture	–	(3.1)	(3.1)
Discontinued operations	–	(2.3)	(2.3)
At 31 December 2001	177.2	45.3	222.5
Amortisation:			
At 1 January 2001 (restated – see Note 20)	9.1	16.8	25.9
Exchange adjustment	–	0.4	0.4
Charge for the year	10.4	1.8	12.2
Disposals	–	(1.2)	(1.2)
Contributed to the joint venture	–	(2.1)	(2.1)
Discontinued operations	–	(0.5)	(0.5)
At 31 December 2001	19.5	15.2	34.7
Net book amounts:			
At 31 December 2001	157.7	30.1	187.8
At 31 December 2000 (restated – see Note 20)	127.3	26.5	153.8

Note 12 Tangible fixed assets

Group	Land and buildings freehold £ million	Land and buildings leasehold £ million	Plant and equipment £ million	In course of construction £ million	Total £ million
Cost:					
At 1 January 2001	75.6	11.9	463.3	18.7	569.5
Exchange adjustment	0.7	(0.2)	0.8	0.3	1.6
Acquisitions	–	–	3.1	–	3.1
Additions	0.3	0.3	38.2	31.6	70.4
Disposals	(1.9)	(0.5)	(33.6)	–	(36.0)
Transfers	0.3	0.6	21.3	(19.6)	2.6
Contributed to the joint venture	(8.3)	(0.2)	(37.7)	(6.2)	(52.4)
Discontinued operations	(4.6)	–	(5.4)	(0.2)	(10.2)
At 31 December 2001	62.1	11.9	450.0	24.6	548.6
Depreciation:					
At 1 January 2001	16.9	4.1	297.4	–	318.4
Exchange adjustment	0.2	–	0.3	–	0.5
Charge for the year	1.4	0.6	46.1	–	48.1
Disposals	(0.8)	(0.4)	(31.4)	–	(32.6)
Contributed to the joint venture	(1.6)	–	(24.5)	–	(26.1)
Discontinued operations	(1.4)	–	(3.3)	–	(4.7)
At 31 December 2001	14.7	4.3	284.6	–	303.6
Net book amounts:					
At 31 December 2001	47.4	7.6	165.4	24.6	245.0
At 31 December 2000	58.7	7.8	165.9	18.7	251.1

Fixed assets include land with a cost of £4.6m (2000 – £5.0m) that is not subject to depreciation. Leases with less than 50 years to run amounted to £5.3m (2000 – £5.1m). Included in the amounts above are assets held under finance leases with a net book amount of £2.4m (2000 – £2.8m). There is a property for resale in the group with a net book value of £1.3m (2000 – nil).

Notes to the accounts

Note 12 Tangible fixed assets continued

Parent company

The opening net book value of £7.9m represents plant and equipment, with a cost of £20.7m and accumulated depreciation of £12.8m. Movements in the year comprised £1.7m of additions, disposals with a net book value of nil (£0.4m cost and accumulated depreciation) and depreciation charged in the year of £1.4m (2000 – £1.4m). The closing net book value of £8.2m represented plant and equipment with a cost of £22.0m and accumulated depreciation of £13.8m.

Note 13 Investments

	Group own shares £ million	Group associated undertakings £ million	Group trade investments £ million	Group total £ million	Parent subsidiary undertakings £ million
At 1 January 2001	2.9	0.8	20.3	24.0	413.9
Exchange adjustment	–	–	0.5	0.5	–
Additions	1.2	–	2.4	3.6	–
Shares vested	(1.6)	–	–	(1.6)	–
Contributed to the joint venture	–	(0.8)	–	(0.8)	–
At 31 December 2001	2.5	–	23.2	25.7	413.9

Principal subsidiary undertakings are listed on page 45. Trade investments are all US dollar denominated and include a 7% equity investment in Advanced Tissue Sciences, Inc., quoted on the Nasdaq exchange in the US. The book value of the investment was £18.6m (2000 – £18.0m), the market value was £15.3m (2000 – £10.4m). There is no material difference between the fair value and the carrying value of the other trade investments.

Own shares represent the holding of the company's own shares in respect of the Smith & Nephew Employees' Share Trust (see Note 30).

Note 14 Investment in joint venture

	Group £ million
At 1 January 2001	–
Initial investment in joint venture including initial debt assumed	136.7
Retained profit for the financial year	4.4
Debt repaid by the joint venture	(24.6)
Exchange adjustment	(2.5)
At 31 December 2001	114.0

Group investment in joint venture is represented by:	**2001 £ million**	2000 £ million
Share of gross assets:		
Fixed	27.9	–
Current	76.0	–
Share of gross liabilities:		
Due within one year	(57.0)	–
Due after one year	(8.6)	–
	38.3	–
Goodwill	70.6	–
Loans to joint venture	5.1	–
	114.0	–

Goodwill in the joint venture comprises the difference between the fair value of consideration given and the book value of net assets acquired of £35.1m, formation costs of £12.0m, goodwill previously written off to reserves of £17.9m and fair value adjustments of £5.6m.

Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the group. It operates in a mature sector of the medical devices industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortised over 20 years operating profit and investment in joint venture each would have been lower by £2.6m.

Note 15 Stocks

	Group 2001 £ million	Group 2000 £ million
Raw materials and consumables	47.6	54.3
Work in progress	12.2	16.6
Finished goods and goods for resale	172.4	157.3
	232.2	228.2

Note 16 Debtors

	Group 2001 £ million	Group 2000 £ million	Parent 2001 £ million	Parent 2000 £ million
Amounts falling due within one year:				
Trade and other debtors	224.4	246.2	4.5	6.9
Amounts owed by subsidiary undertakings	–	–	461.0	361.8
Amounts owed by joint venture	7.4	–	0.7	–
Prepayments and accrued income	20.1	24.4	2.3	13.4
	251.9	270.6	468.5	382.1
Amounts falling due after more than one year:				
Pension prepayments (Note 29)	5.6	5.3	–	–
Other debtors	2.2	1.4	–	–
Deferred taxation (2000 has been restated – see Note 20)	3.5	3.7	–	–
	263.2	281.0	468.5	382.1

Deferred tax assets of £3.5m (2000 – £3.7m) represent short term timing differences and are considered to be recoverable. Group and parent debtors as at 31 December 2000 have been restated for the adoption of FRS 19 (see Note 20).

Other debtors falling due after more than one year are non interest bearing, denominated in various currencies and are stated at fair value.

Note 17 Borrowings

Net borrowings	Group 2001 £ million	Group 2000 £ million	Parent 2001 £ million	Parent 2000 £ million
Gross borrowings:				
Due within one year	110.5	82.0	78.9	66.2
Due after one year	163.0	178.9	155.2	163.5
	273.5	260.9	234.1	229.7
Cash and bank	(30.0)	(24.6)	(18.4)	(14.9)
	243.5	236.3	215.7	214.8

Gross borrowings				
Bank loans and overdrafts	272.1	259.1	233.9	229.5
Other loans wholly repayable within five years	1.4	1.8	0.2	0.2
	273.5	260.9	234.1	229.7

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £323m and £276m respectively. Of the undrawn committed facilities of £99m, £2m expire within one year and £97m after more than two years. Borrowings secured on fixed and current assets were £1.1m (2000 – £1.4m). Cash and borrowings are shown at fair value. The group's liquidity risk management policy is set out on page 18.

The group and parent company have currency swaps which are revalued at year end exchange rates and have maturities ranging from 2002 to 2005. For the group, gross sterling equivalents of £483.0m (2000 – £399.9m) receivable and £497.7m (2000 – £425.9m) payable have been netted. The balance of £14.7m (2000 – £26.0m) is included as £3.6m in cash and bank and as £18.3m in borrowings (2000 – £1.0m in cash and bank and £27.0m in borrowings). For the parent company, gross sterling equivalents of £462.2m (2000 – £374.0m) receivable and £475.2m (2000 – £398.5m) payable have been netted, the balance of £13.0m (2000 – £24.5m) is included as £3.6m in cash and bank and as £16.6m in borrowings (2000 – £1.0m in cash and bank and £25.5m in borrowings). Currency swaps comprise floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

Notes to the accounts

Note 17 Borrowings continued

Gross borrowings are repayable as follows:	Group 2001 £ million	Group 2000 £ million	Parent 2001 £ million	Parent 2000 £ million
Within one year:				
Bank loans and overdrafts	110.0	81.7	78.7	66.2
Other loans	0.5	0.3	0.2	–
Total within one year	110.5	82.0	78.9	66.2
Bank loans and overdrafts:				
After one year and within two years	68.0	20.2	62.4	12.7
After two years and within five years	94.1	157.2	92.8	150.6
	162.1	177.4	155.2	163.3
Other loans:				
After one year and within two years	0.3	0.6	–	0.2
After two years and within five years	0.6	0.9	–	–
	0.9	1.5	–	0.2
Total after one year	163.0	178.9	155.2	163.5
	273.5	260.9	234.1	229.7

In addition to the above gross borrowings, other financial liabilities are £0.3m being 5½% undated cumulative preference shares as set out in Note 21.

Note 18 Financial instruments

The group's treasury policies are set out in the financial review on page 18, and explain the use of currency and interest rate swap contracts. Disclosure of the group's borrowings, the maturity profile of these borrowings and details of borrowing facilities are set out in Note 17. Short term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities

						Fixed rate liabilities	
At 31 December 2001	Gross borrowings £ million	Currency swaps £ million	Total liabilities £ million	Floating rate liabilities £ million	Fixed rate liabilities £ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
US Dollar	188.3	361.6	549.9	67.4	482.5	4.6	1
Euro	2.2	111.1	113.3	9.9	103.4	4.0	2
Other	64.7	25.0	89.7	80.8	8.9	1.8	1
Total interest bearing liabilities	255.2	497.7	752.9	158.1	594.8		
Balance on currency swaps	18.3						
Gross borrowings (Note 17)	273.5						
At 31 December 2000							
US Dollar	153.3	327.8	481.1	381.1	100.0	6.3	1
Euro	30.4	76.3	106.7	–	106.7	4.2	2
Other	50.2	21.8	72.0	62.0	10.0	1.8	2
Total interest bearing liabilities	233.9	425.9	659.8	443.1	216.7		
Balance on currency swaps	27.0						
Gross borrowings (Note 17)	260.9						

In addition to the above, the group has a liability due after one year for deferred acquisition consideration (denominated in US dollars and euros) totalling £6.5m (2000 – £8.3m) on which no interest is paid (see Note 19).

Currency and interest rate profile of interest bearing assets

At 31 December 2001	Cash and bank £ million	Currency swaps £ million	Total assets £ million	Floating rate assets £ million	Fixed rate assets £ million	Fixed rate assets Weighted average interest rate %	Fixed rate assets Weighted average time for which rate is fixed Years
Sterling	2.1	483.0	485.1	89.1	396.0	5.5	1
Other	24.3	–	24.3	24.3	–	–	–
Total interest bearing assets	26.4	483.0	509.4	113.4	396.0		
Balance on currency swaps	3.6						
Cash and bank (Note 17)	30.0						
At 31 December 2000							
Sterling	0.8	399.9	400.7	293.7	107.0	6.1	2
Other	22.8	–	22.8	22.8	–	–	–
Total interest bearing assets	23.6	399.9	423.5	316.5	107.0		
Balance on currency swaps	1.0						
Cash and bank (Note 17)	24.6						

Floating rates on both assets and liabilities are typically based on the three month LIBOR interest rate relevant to the currency concerned.

Foreign exchange and interest rate exposures

As explained in the financial review on page 18, forward foreign exchange contracts are used to hedge trading payables and an element of anticipated purchases over the following 12 months. The group's operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. There are therefore no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the profit and loss account. The group also hedges forward its interest rate risk for up to two years using interest rate swap contracts.

The following table shows the extent to which the group has unrecognised gains and losses in respect of financial instruments used as hedges. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

	Unrecognised gains £ million	Unrecognised losses £ million	Total net unrecognised gains/(losses) £ million
Unrecognised gains and losses on hedges at 31 December 2000	3.6	(1.8)	1.8
Less: gains and losses arising in previous years that were recognised in 2001	(2.8)	1.7	(1.1)
Gains and losses arising before 31 December 2000 that were not recognised in 2001	0.8	(0.1)	0.7
Gains and losses arising in 2001 that were not recognised in 2001	8.1	(13.4)	(5.3)
Unrecognised gains and losses on hedges at 31 December 2001	8.9	(13.5)	(4.6)
Of which:			
Gains and losses expected to be recognised in 2002	8.2	(13.2)	(5.0)
Gains and losses expected to be recognised in 2003 or later	0.7	(0.3)	0.4

Note 18 Financial instruments continued

Fair value of financial assets and liabilities
The group's primary financial instruments are set out in Note 17. The fair value of these instruments is the same as book value.

Set out below is a comparison of the book and fair values of the group's derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

	31 December 2001		31 December 2000	
Derivative financial instruments held to manage interest rate and currency risk:	**Book value £ million**	**Fair value £ million**	Book value £ million	Fair value £ million
Net interest rate swaps	–	(6.7)	–	1.1
Net currency swaps	(14.7)	(14.7)	(26.0)	(26.0)
Net forward contracts	–	2.1	–	0.7

Note 19 Other creditors

Amounts falling due within one year:	**Group 2001 £ million**	Group 2000 £ million	**Parent 2001 £ million**	Parent 2000 £ million
Trade creditors	145.1	114.6	4.5	3.3
Amounts owed to subsidiary undertakings	–	–	181.8	150.3
Amounts owed to joint venture	3.9	–	–	–
Social security costs and other taxes	11.7	13.0	–	0.4
Accruals and deferred income	47.6	59.5	10.9	15.6
Acquisition consideration	15.2	32.3	–	–
Current taxation	67.7	76.9	16.2	17.4
Ordinary share dividends	26.8	25.7	26.8	25.7
	318.0	322.0	240.2	212.7

Amounts falling due after more than one year: acquisition consideration of £6.5m (2000 – £8.3m) is payable by the group. The £6.5m is repayable as follows: £1.4m in 2003, £1.6m in 2004, £1.7m in 2005 and £1.8m in 2006.

Note 20 Provisions for liabilities and charges

Group	Deferred taxation £ million	Rationalisation and integration £ million	Retirement healthcare £ million	Other £ million	Total £ million
At 1 January 2001 (restated for FRS 19 – see below)	55.6	26.0	9.3	12.6	103.5
Exchange adjustments	1.5	(0.4)	0.1	–	1.2
Profit and loss account – current year	(0.3)	20.8	0.1	(0.2)	20.4
Profit and loss account in respect of prior years	(1.2)	–	–	–	(1.2)
Movement in deferred tax asset	(0.2)	–	–	–	(0.2)
Contributed to the joint venture	–	(1.6)	–	–	(1.6)
Utilisation	–	(23.5)	(0.3)	(3.0)	(26.8)
At 31 December 2001	55.4	21.3	9.2	9.4	95.3

At 31 December 2001 rationalisation and integration provisions included acquisition integration of £5.4m (2000 – £2.2m). The deferred taxation and retirement healthcare provisions are long-term in nature, as is the timing of their utilisation. Rationalisation and integration and other provisions are expected to be utilised within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

Parent company
The movement in provisions for liabilities and charges in the year from £1.5m to £6.1m represents an increase in rationalisation provisions.

The provision for deferred taxation consists of the following amounts:

	Group 2001 £ million	Group 2000 £ million	Parent 2001 £ million	Parent 2000 £ million
Goodwill timing differences	48.7	46.0	–	–
Other fixed asset timing differences	27.9	29.3	1.4	1.4
Other timing differences	(21.2)	(19.7)	–	–
	55.4	55.6	1.4	1.4

See Note 7 for information on deferred tax assets and liabilities for which no provision has been made.

Adoption of FRS 19

The adoption of FRS 19 has required changes in accounting as a result of which the comparatives have been restated as follows:

Group	Goodwill £ million	Debtors £ million	Provisions for liabilities and charges £ million	Profit and loss account £ million	Shareholders' funds £ million
2000 as previously reported	136.5	277.8	(47.9)	91.5	329.6
Adoption of FRS 19 at 1 January 2000	(8.0)	(3.0)	(49.9)	(60.9)	(60.9)
During year ended 31 December 2000	(1.2)	6.2	(5.7)	(0.7)	(0.7)
Adoption of FRS 19 at 31 December 2000	(9.2)	3.2	(55.6)	(61.6)	(61.6)
2000 restated	127.3	281.0	(103.5)	29.9	268.0

The £9.2m adjustment to goodwill comprises a £10.1m adjustment to cost and a £0.9m adjustment to accumulated amortisation.

The £0.7m adjustment to the profit and loss account during the year ended 31 December 2000 comprises a £2.3m increase to the profit for the year offset by exchange movements of £3.0m.

Parent	Debtors £ million	Provisions for liabilities and charges £ million	Profit and loss account £ million	Shareholders' funds £ million
2000 as previously reported	382.2	(0.1)	138.3	376.4
Adoption of FRS 19 at 1 January 2000	(0.3)	(2.2)	(2.5)	(2.5)
During year ended 31 December 2000	0.2	0.8	1.0	1.0
Adoption of FRS 19 at 31 December 2000	(0.1)	(1.4)	(1.5)	(1.5)
2000 restated	382.1	(1.5)	136.8	374.9

Notes to the accounts

Note 21 Called up share capital

Authorised	Shares 2001 '000	2001 £ million	Shares 2000 '000	2000 £ million
Ordinary shares 12⅔p	1,223,591	149.5	1,223,591	149.5
5½% cumulative preference shares £1	450	0.5	450	0.5
		150.0		150.0

Allotted, issued and fully paid Equity capital: ordinary shares 12⅔p	Shares '000	£ million
At 1 January 2001	919,189	112.4
Share options and convertible bonds	5,623	0.7
At 31 December 2001	924,812	113.1
Non-equity capital: 5½% cumulative preference shares £1		
At 1 January 2001 and 31 December 2001	269	0.3
Total called up share capital at 31 December 2001		113.4

The 5½% cumulative preference shares are denominated in sterling and the fair value is not materially different from the book value. They are non-voting and carry preferential rights to dividend and distribution on winding up.

Note 22 Share option schemes

At 31 December 2001 19,235,000 (2000 – 21,862,000) of the authorised but unissued ordinary shares of 12⅔p were reserved in respect of the following options:

	Exercisable in stages between	Exercise prices per share range between	Shares the subject of options '000
Employee share option schemes	2002-2007	124.0p-289.2p	3,770
Executive share option schemes	2002-2010	133.0p-375.0p	15,465
			19,235

As the employee scheme is an Inland Revenue approved Save As You Earn scheme, the company is exempt from accounting for the difference between the share option price and the market value at the grant date.

In 2001, the company established a qualifying employee share ownership trust (QUEST) to acquire Smith & Nephew plc ordinary shares for transfer to employees exercising options under the Smith & Nephew employee share option scheme. The trustee of the QUEST is Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of the company. During the year, the QUEST acquired 837,129 shares at a cost of £2.1m and transferred a total of 837,129 shares to employees on the exercise of options for a consideration of £1.2m. All employees of UK group subsidiary companies, including executive directors of the company, are potential beneficiaries under the QUEST.

Note 23 Reserves

Group	Share premium £ million	Profit and loss account £ million
At 1 January 2001 (as previously reported)	125.4	91.5
Prior year adjustment	–	(61.6)
At 1 January 2001 (restated)	125.4	29.9
Exchange adjustment	–	(8.8)
Retained profit for the year	–	86.7
Movements relating to the QUEST (Note 22)	–	(2.1)
Unrealised gain on formation of joint venture	–	31.8
Goodwill on operations contributed to the joint venture	–	17.9
Share options and convertible bonds	10.4	–
At 31 December 2001	135.8	155.4

The prior year adjustment at 1 January 2001 relates to the adoption of FRS 19 (see Note 20).

Net exchange losses of £5.8m (2000 – £32.9m) arising on foreign currency net borrowings are included within the £8.8m (2000 restated – £12.9m) exchange adjustment.

The cumulative amount of goodwill (before merger relief of £116.0m) charged to reserves is £329.5m (2000 – £344.4m). The decrease is due to goodwill written back to reserves on the contribution of the casting and bandaging and traditional woundcare businesses to the joint venture of £17.9m offset by exchange movements of £3.0m.

Parent company	Share premium £ million	Profit and loss account £ million
At 1 January 2001 (as previously reported)	125.4	138.3
Prior year adjustment	–	(1.5)
At 1 January 2001 (restated)	125.4	136.8
Retained profit for the year	–	44.7
Movements relating to the QUEST (Note 22)	–	(2.1)
Share options and convertible bonds	10.4	–
At 31 December 2001	135.8	179.4

The prior year adjustment at 1 January 2001 relates to the adoption of FRS 19 (see Note 20).

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the parent company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the parent company is £87.8m (2000 – £184.7m).

Notes to the accounts

Note 24 Cash flow statement

Reconciliation of operating profit to net cash flow from operating activities	2001 £ million	2000 Restated £ million
Operating profit	154.0	162.7
Depreciation and amortisation	60.3	62.3
(Profit)/loss on sale of tangible fixed assets	(0.7)	3.2
Increase in stocks	(40.0)	(7.1)
(Increase)/decrease in debtors	(17.9)	4.5
Increase/(decrease) in creditors and provisions	36.2	(21.6)
Net cash inflow from operating activities	191.9	204.0

Operating profit and depreciation and amortisation figures in 2000 have been restated for FRS 19 (see Note 20).

Analysis of net borrowings	Opening net borrowings £ million	Cash flow £ million	Exchange adjustments £ million	Closing net borrowings £ million
Cash	23.6	4.1	(1.3)	26.4
Overdrafts	(7.2)	3.3	0.2	(3.7)
	16.4	7.4	(1.1)	22.7
Borrowings due within one year	(61.6)	(30.2)	1.5	(90.3)
Borrowings due after one year	(165.1)	7.4	(3.5)	(161.2)
	(210.3)	(15.4)	(3.1)	(228.8)
Net currency swaps	(26.0)	14.0	(2.7)	(14.7)
	(236.3)	(1.4)	(5.8)	(243.5)

Cash and bank at 31 December 2001 totals £30.0m (2000 – £24.6m) and comprises cash £26.4m (2000 – £23.6m) and currency swaps of £3.6m (2000 – £1.0m) as detailed in Note 17.

Reconciliation of net cash flow to movement in net borrowings

for the year ended 31 December 2001	2001 £ million	2000 £ million
Change in cash in the year	7.4	(2.4)
Change in liquid resources	–	(72.3)
Change in net currency swaps	14.0	9.6
Change in borrowings	(22.8)	(160.6)
Change in net borrowings from cash flows	(1.4)	(225.7)
Exchange adjustments	(5.8)	(32.9)
Change in net borrowings in the year	(7.2)	(258.6)
Opening net (borrowings)/cash	(236.3)	22.3
Closing net borrowings	(243.5)	(236.3)

Disposals

The net assets of the ear, nose and throat business disposed of comprised fixed assets £7.3m, stocks £6.6m, and creditors and provisions £3.5m. During 2001 the business contributed £2.7m of the group's net operating cash flow and incurred capital expenditure amounting to £0.4m.

Net assets contributed to the joint venture comprised fixed assets and investments £28.1m, stocks £29.9m, debtors £33.4m and creditors and provisions £19.7m and debt assumed by the joint venture £31.8m. As these net assets were exchanged for the investment in the joint venture, this transaction did not affect cash flow.

Note 25 Currency translation

The exchange rates used for the translation of currencies that have the most significant impact on the group results were:

	Average rate 2001	Average rate 2000	**Year end rate 2001**	Year end rate 2000
US dollar	1.44	1.51	1.46	1.49
Euro	1.61	1.64	1.64	1.59

Note 26 Acquisitions

The principal acquisitions during the year were the Advanced Woundcare business acquired in April and the Acticoat business acquired in May. Under acquisition accounting the impact on the group balance sheet of all acquisitions in the year was:

	£ million
Tangible fixed assets	3.1
Intangible assets	3.5
Current assets	3.3
	9.9
Goodwill	39.4
Consideration	49.3
Deferred consideration in respect of previous acquisitions	20.0
Total consideration	69.3

There was no material difference between the fair value and book value of net assets acquired.

Note 27 Financial commitments

Group capital expenditure contracted but not provided for amounted to £4.5m (2000 – £2.8m).

Under the group's joint arrangement with Advanced Tissue Sciences for the treatment of diabetic foot ulcers and other wound indications, amounts of up to £3.4m (2000 – £6.7m) could become payable in the future, subject to achievement of a milestone related to reimbursement approval, with further amounts payable on future regulatory, reimbursement and sales milestones, providing profits exceed certain minimum levels.

Under the group's acquisition and joint development agreements with Westaim Biomedical Corp, amounts of up to £7.2m could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £30.9m contingent on achievement of sales milestones.

At 31 December 2001 the group was committed to making the following payments during the next year in respect of operating leases:

Operating leases which expire:	**Land and buildings 2001 £ million**	Land and buildings 2000 £ million	**Other assets 2001 £ million**	Other assets 2000 £ million
Within one year	1.8	1.7	1.9	2.1
After one year and within five years	1.9	2.7	6.5	5.8
After five years	3.3	2.9	–	0.2
	7.0	7.3	8.4	8.1

Note 28 Contingent liabilities

	Group 2001 £ million	Group 2000 £ million	**Parent 2001 £ million**	Parent 2000 £ million
Guarantees in respect of subsidiary undertakings	–	–	37.8	28.6
Other	2.3	3.0	2.3	3.0
	2.3	3.0	40.1	31.6

The group is party to legal proceedings in the normal course of business which it is considered will not result in any material adverse effect.

Notes to the accounts

Note 29 Post-retirement benefits

The group sponsors pension plans for its employees in most of the countries in which it has major operating companies. In those countries where there is no company-sponsored pension plan, state benefits are considered adequate. Employees' retirement benefits are the subject of regular management review.

The group's major pension plans are of the defined benefit type. The group also operates defined contribution type plans appropriate to local circumstances. Pension plans are established under the laws of the relevant territory, with their assets held in separate trust funds or by insurance companies.

The pension cost for the group's defined benefit plans has been determined by independent qualified actuaries, using the projected unit method to give a substantially level percentage cost on the current and expected future pensionable payroll. The excess of plan assets over plan liabilities is amortised, using the percentage of payroll method, over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plan. The actuarial assumptions used vary according to local circumstances, the most significant being those in the UK and the US:

	UK % per annum	US % per annum
Increase in pensionable earnings	4.4	6.0
Increase in pensions	2.9	nil
Inflation	2.9	3.0
Return on investments	7.4	9.0
Average remaining service lives	10 years	13 years

At the date of the most recent actuarial valuations (which took place between December 1999 and January 2001) the aggregate market value of the assets of the group's major defined benefit plans was £274m (2000 – £267m). The actuarial value of plan assets represented 103% of plan liabilities for accrued benefits, including allowance for projected future increases in salaries.

Included in debtors due after more than one year is a prepayment of £5.6m (2000 – £5.3m) relating to the excess funding of certain group pension plans. Included in creditors is an accrual of £7.3m (2000 – £9.8m) relating to the deferred funding of certain group pension plans.

At the balance sheet date the unamortised balance of the actuarial value of plan assets over liabilities not recognised in the group accounts was £8.9m (2000 – £8.5m).

The group recharges the UK pension plans with the costs of administration and independent advisers borne by the group. The total amount recharged in the year to 31 December 2001 was £0.7m (2000 – £0.4m). The amount receivable at 31 December 2001 was £0.6m (2000 – £0.2m).

The costs of providing healthcare benefits after retirement of £0.1m (2000 – £0.7m) are determined by independent qualified actuaries. The unfunded liability of £9.2m (2000 – £9.3m) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions that are most significant in determining the cost of providing healthcare benefits are those in the UK and the US:

	UK % per annum	US % per annum
Interest rate	6.0	9.0
Medical cost inflation	7.0	9.0

Note 29 Post-retirement benefits continued

FRS 17 Retirement Benefits (FRS 17)
FRS 17 changes the calculation and reporting of the cost of retirement benefits. The disclosures below relate to the assets and liabilities of the major defined benefit retirement plans in the UK and the US. Other plans are not material.

The principal assumptions used by the independent qualified actuaries in valuing the UK and US plans at 31 December 2001 for FRS 17 purposes were:

	UK % per annum	US % per annum
Increase in pensionable earnings	4.0	5.0
Increase in pensions	2.5	nil
Inflation	2.5	3.0
Discount rate	6.0	7.1

The assets and liabilities in the plans and the expected rates of return on investments as at 31 December 2001 were:

	UK Plan		US Plan	
	Rate of return %	Value £ million	Rate of return %	Value £ million
Equities	9.0	149.1	10.0	42.8
Government bonds	4.9	36.0	5.5	8.4
Corporate bonds	6.0	–	7.1	6.8
Property	6.9	9.4	–	–
Other	5.8	6.6	2.5	4.8
Market value of assets		201.1		62.8
Present value of liabilities		(190.2)		(103.8)
Surplus/(deficit) of pension plans		10.9		(41.0)
Post-retirement healthcare		(3.1)		(7.4)
		7.8		(48.4)
Related deferred tax (liability)/asset		(2.3)		18.4
Net retirement benefit asset/(liability)		5.5		(30.0)

If FRS 17 had been adopted, the group's shareholders' funds and profit and loss account at 31 December 2001 would have been as follows:

	Shareholders' funds £ million	Profit and loss account £ million
As reported	404.6	155.4
Provided under SSAP 24	8.1	8.1
Less: related deferred tax	(3.2)	(3.2)
	409.5	160.3
FRS 17 net retirement liability above	(24.5)	(24.5)
As adjusted for FRS 17	385.0	135.8

The contributions made to the retirement plans in the UK and US in the accounting period were £2.2m and £6.5m respectively. In the UK, contribution rates of 6% for the period to the next full actuarial valuation have been agreed. In the US, the contribution rate is expected to be 4% plus a supplementary payment of £7.0m.

Notes to the accounts

Note 30 Smith & Nephew Employees' Share Trust

	2001 £ million	2000 £ million
At 1 January 2001	2.9	–
Shares acquired	1.2	2.9
Shares vested	(1.6)	–
At 31 December 2001	2.5	2.9

The Smith & Nephew Employees' Share Trust (the "Trust") was established to hold shares relating to the long-term incentive plan referenced in the remuneration report. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the parent company. The costs of the Trust are charged to the profit and loss account as they accrue. There is a dividend waiver in place in respect of the shares held by the Trust.

At 31 December 2001 the Trust held 1.1m (2000 – 0.9m) ordinary shares of the company at an aggregate cost of £3.5m (2000 – £2.9m). 0.8m shares, at an aggregate cost of £2.5m, is included within fixed asset investments on the group balance sheet. The market value of these shares at 31 December 2001 was £3.3m (2000 – £2.9m). 0.3m shares are held under option for the benefit of directors at an aggregate cost of £1.0m

Note 31 Related party transactions with joint venture

In the course of normal operations, the group traded on an arm's-length basis with its joint venture BSN Medical. The aggregated transactions which are considered to be material and which have not been disclosed elsewhere in the accounts are summarised below.

	2001 £ million	2000 £ million
Sales to the joint venture	6.5	–
Loss made on sales	(0.4)	–
Agency fees received	19.2	–
Management charges received	0.8	–
Purchases from the joint venture	11.2	–
Profit made by the joint venture on purchases	0.5	–
Interest payable to the joint venture	(0.7)	–
Interest receivable from the joint venture	1.7	–

45 Subsidiary and associated undertakings

Principal subsidiary undertakings

The information provided below is given for principal subsidiary undertakings in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to the company's next annual return.

	Activity	Country of operation and incorporation	% owned
United Kingdom			
Smith & Nephew Healthcare Limited	Medical devices	United Kingdom	100%
Smith & Nephew Homecraft Limited	Medical devices	United Kingdom	100%
Smith & Nephew Medical Limited	Medical devices	United Kingdom	100%
TJ Smith & Nephew Limited	Medical devices	United Kingdom	100%
Continental Europe			
Smith & Nephew GmbH	Medical devices	Austria	100%
Smith & Nephew SA-NV	Medical devices	Belgium	100%
Smith & Nephew A/S	Medical devices	Denmark	100%
Smith & Nephew OY	Medical devices	Finland	100%
Smith & Nephew SA	Medical devices	France	100%
Smith & Nephew GmbH	Medical devices	Germany	100%
Smith & Nephew Limited	Medical devices	Ireland	100%
Smith & Nephew Srl	Medical devices	Italy	100%
Smith & Nephew BV	Medical devices	Netherlands	100%
Smith & Nephew A/S	Medical devices	Norway	100%
Smith & Nephew Lda	Medical devices	Portugal	100%
Smith & Nephew SA	Medical devices	Spain	100%
Smith & Nephew AB	Medical devices	Sweden	100%
Smith & Nephew AG	Medical devices	Switzerland	100%
America			
Smith & Nephew Inc	Medical devices	Canada	100%
Smith & Nephew SA de CV	Medical devices	Mexico	100%
Smith & Nephew Inc	Medical devices	Puerto Rico	100%
Smith & Nephew Inc	Medical devices	United States	100%
Africa, Asia and Australasia			
Smith & Nephew Pty Limited	Medical devices	Australia	100%
Smith & Nephew Limited	Medical devices	Hong Kong	100%
Smith & Nephew Healthcare Limited	Medical devices	India	100%
Smith & Nephew KK	Medical devices	Japan	100%
Smith & Nephew Limited	Medical devices	Korea	100%
Smith & Nephew Healthcare Sdn Berhad	Medical devices	Malaysia	100%
Smith & Nephew Limited	Medical devices	New Zealand	100%
Smith & Nephew Pte Limited	Medical devices	Singapore	100%
Smith & Nephew Limited	Medical devices	South Africa	100%
Smith & Nephew Limited	Medical devices	Thailand	100%
Smith & Nephew FZE	Medical devices	United Arab Emirates	100%

Principal associated undertakings, joint ventures and other arrangements

In 2000 the group owned 49% of Eurociencia CA, a Venezuelan healthcare company, which had a share capital of £0.2m. In 2001 this was contributed to BSN Medical.

The group owns 50% of BSN Medical GmbH & Co KG, a medical devices company, incorporated in Germany which has been included in the consolidated accounts as a joint venture.

The group has interests in two joint arrangements with Advanced Tissue Sciences, Inc., one relating to products for the treatment of diabetic foot ulcers and other wound indications, and the other for cartilage replacement.

Group five year summary

Profit and loss account	2001 £ million	2000 Restated# £ million	1999 £ million	1998 £ million	1997 £ million
Turnover					
Continuing operations	1,047.8	974.0	858.8	773.1	757.7
Discontinued operations	33.9	160.7	261.1	280.3	290.4
Group turnover	1,081.7	1,134.7	1,119.9	1,053.4	1,048.1
Share of joint venture	123.6	–	–	–	–
	1,205.3	1,134.7	1,119.9	1,053.4	1,048.1
Operating profit					
Continuing operations:					
Before exceptional items	174.6	160.1	130.0	117.0	128.6
Exceptional items*	(21.1)	(16.3)	(42.0)	(16.3)	(1.8)
Discontinued operations:					
Before exceptional items	0.5	18.9	37.5	37.1	36.0
Exceptional items*	–	–	(9.7)	(1.6)	–
	154.0	162.7	115.8	136.2	162.8
Share of operating profit of the joint venture					
Before exceptional items	12.8	–	–	–	–
Exceptional items*	(5.0)	–	–	–	–
	161.8	162.7	115.8	136.2	162.8
Profit/(loss) on disposals*	49.2	109.5	62.9	–	(6.5)
Profit before interest	211.0	272.2	178.7	136.2	156.3
Interest (payable)/receivable	(17.4)	(7.0)	3.4	(1.7)	(3.9)
Profit before taxation	193.6	265.2	182.1	134.5	152.4
Taxation	64.0	57.7	77.3	40.8	38.7
Profit after taxation	129.6	207.5	104.8	93.7	113.7
Ordinary dividends	42.9	41.3	72.5	69.2	69.0
Special dividend	–	415.6	–	–	–
Retained profit/(deficit)	86.7	(249.4)	32.3	24.5	44.7
Basic earnings per ordinary share	14.07p	20.07p	9.39p	8.42p	10.24p
Diluted earnings per ordinary share	13.95p	19.95p	9.37p	8.40p	10.22p
Dividends per ordinary share	4.65p	4.50p	6.50p	6.20p	6.20p
Results before exceptional items (*):					
Profit before taxation	170.5	172.0	170.9	152.4	160.7
Adjusted earnings per ordinary share	12.83p	11.52p	10.72p	9.58p	11.00p
Adjusted diluted earnings per ordinary share	12.72p	11.45p	10.69p	9.57p	10.97p
Operating profit (before exceptional items) to group sales	16.2%	15.8%	15.0%	14.6%	15.7%
Research and development costs to group sales	4.7%	4.0%	4.0%	4.1%	4.0%
Capital investment (including intangibles) to group sales	6.9%	5.6%	5.8%	6.6%	7.1%

The group profit and loss account for 2000 has been restated for the adoption of FRS 19. Prior years have not been restated.

Balance sheet	2001 £ million	2000 Restated# £ million	1999 £ million	1998 £ million	1997 £ million
Fixed assets	572.5	428.9	361.1	334.4	302.0
Working capital	170.9	178.9	206.3	232.0	235.8
Provisions	(95.3)	(103.5)	(38.0)	(31.4)	(29.9)
Capital employed	648.1	504.3	529.4	535.0	507.9
Called up share capital	113.4	112.7	112.1	111.7	111.5
Reserves	291.2	155.3	439.6	373.8	349.8
Capital and reserves	404.6	268.0	551.7	485.5	461.3
Net borrowings/(cash)	243.5	236.3	(22.3)	49.5	46.6
	648.1	504.3	529.4	535.0	507.9
Operating profit (before exceptional items) to average capital employed	33%	35%	31%	30%	33%
Gearing	60%	88%	nil	10%	10%

Cash flow					
Cash inflow from operating activities	191.9	204.0	198.1	161.9	181.7
Capital expenditure and financial investment	(72.6)	(66.7)	(65.1)	(61.9)	(66.8)
	119.3	137.3	133.0	100.0	114.9
Interest, taxation and dividends	(134.7)	(529.4)	(127.0)	(91.3)	(113.0)
Acquisitions and disposals	5.0	158.7	70.9	(16.4)	(8.0)
Issues of share capital	9.0	7.7	4.4	3.0	4.3
Net cash flow	(1.4)	(225.7)	81.3	(4.7)	(1.8)
Exchange adjustments	(5.8)	(32.9)	(9.5)	1.8	(1.8)
Opening net (borrowings)/cash	(236.3)	22.3	(49.5)	(46.6)	(43.0)
Closing net (borrowings)/cash	(243.5)	(236.3)	22.3	(49.5)	(46.6)

The group balance sheet at 31 December 2000 has been restated for the adoption of FRS 19. Prior years have not been restated.

Information for shareholders

Financial calendar

Annual General Meeting	3 April 2002
Payment of 2001 final dividend	17 May 2002
Interim results announced	1 August 2002
Payment of 2002 interim dividend	15 November 2002
Full year results announced	early February 2003
Annual report posted	early March 2003
Annual General Meeting	29 April 2003

Final dividend

The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 17 April 2002 and the record date will be 19 April 2002 in respect of this year's proposed final dividend to be paid on 17 May 2002.

Ordinary shares

Payment of cash dividends Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed a BACS mandate should contact the company's registrars.

Dividend re-investment plan The company has a dividend re-investment plan that offers shareholders the opportunity to invest their cash dividends in Smith & Nephew shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2001 final dividend are available from Lloyds TSB Registrars who administer the plan on behalf of the company. Applications for re-investment should be returned to the company's registrars by 30 April 2002.

UK capital gains tax For the purposes of capital gains tax the price of ordinary shares on 31 March 1982 was 35.04p.

Smith & Nephew share price The company's share price is quoted daily in national newspapers, as well as on Ceefax and Teletext and at www.londonstockexchange.com where it is updated at intervals throughout the day. The Financial Times Cityline Service, telephone 0906 0034043, provides an up to the minute share price. A fee is charged for this service.

Low-cost dealing service A postal and telephone facility that provides a simple low-cost method of buying and selling Smith & Nephew shares is available through Hoare Govett Limited. For information contact Hoare Govett Ltd., 250 Bishopsgate, London, EC2M 4AA. Telephone 020 7678 8300.

Smith & Nephew Corporate ISA The company has introduced a corporate Individual Savings Account (ISA) administered by Lloyds TSB Registrars. For information about this service please contact their helpline on telephone 0870 2424 244.

Shareview To view information about your shareholdings on the internet, register at www.shareview.co.uk, the Lloyds TSB enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via our website www.smith-nephew.com.

Shareholder Enquiries For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DS. Telephone 0870 600 3996.

American depositary receipts (ADRs)

In the US, the company's ordinary shares are traded in the form of American Depositary Shares, evidenced by ADRs, and trade under the symbol SNN. Each American Depositary Share represents ten ordinary shares. Bank of New York is the authorised depositary bank for the company's ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADRs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: Bank of New York on 1-888-BNY-ADS (toll-free) or visit www.adrbny.com.

Smith & Nephew ADR price The company's ADR price is quoted daily in the Wall Street Journal and can be obtained from the official New York Stock Exchange website www.nyse.com.

ADR Enquiries All enquiries regarding ADR holder accounts and payment of dividends should be addressed to Bank of New York, 620 Avenue of the Americas, New York, New York 10011.

Annual General Meeting

The company's 65th Annual General Meeting is to be held on 3 April 2002 at 10.30 am at the Institute of Mechanical Engineers, One Birdcage Walk, London, SW1H 9JJ. Notice of the meeting is enclosed with an accompanying letter from the Chairman.

Registered office

Smith & Nephew plc, 15 Adam Street,
London WC2N 6LA
Registered in England No. 324357

Advisers

Solicitors:	Ashurst Morris Crisp
	Pinsent Curtis Biddle
Auditors:	Ernst & Young LLP
Stockbrokers:	Cazenove & Co
	Dresdner Kleinwort Wasserstein

Trademarks

The product names referred to in this document are trademarks owned by or licensed to members of the Smith & Nephew group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC

Date March 12, 2002

By [signature]

Name: M G Parson

Title: Company Secretary